NexGen Energy Ltd.

Management Information Circular

May 1, 2025

NexGen Energy Ltd.

Management Information Circular Summary

This summary highlights important information about NexGen Energy Ltd. ("NexGen" or the "Company"), as well as other matters discussed elsewhere in this Circular Statement. You should carefully review this entire Circular. We encourage you to vote as promptly as possible to ensure that your views are reflected, even if you plan to attend NexGen's 2025 Annual Shareholder's Meeting.

About NexGen

Building on NexGen's strong multi-year performance, the Company's culture is a commitment to continuous improvement and maximizing long-term value. NexGen is steadfast in advancing the Rook I Project (the "Project") toward production with optimized development plans, enhancing sustainability initiatives through responsible environmental stewardship and Indigenous partnerships, and diligently deploying capital for the development of the Project and long-term financial sustainability. Additionally, the Company is expanding exploration and resource development to unlock future growth opportunities while leveraging technological innovations to drive operational efficiencies. This strategic positioning is designed to deliver sustained, long- term value for NexGen's investors, stakeholders, and the global clean energy transition.	+2,533%
Share price appreciation since listing

From the Company’s initial listing on the TSX Venture Exchange in April 2013 to December 31, 2024, NexGen’s share price has increased 2,533% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF.

Company Values

At NexGen, the commitment to responsible resource development is driven by four core values that shape the Company's culture, approach and decision-making. These values were defined embracing our stakeholders, Indigenous partners, and local communities, reflecting what makes NexGen a leader in sustainable uranium development.

NexGen's people set the Company apart, bringing these values to life every day as we work to deliver clean energy fuel for the future. The philosophy of delivering genuine, sustainable outcomes and setting new industry standards is embedded in the Company's approach-guiding not only how the operations are conducted but also how contributions are made to the well-being of the communities and environments in which NexGen operates.	Honesty	Respect
	Resilience	Accountability

2 NexGen Energy Ltd.

Agenda

About NexGen	2	Compensation Discussion and Analysis	53
Chairman's Letter	4	Compensation at a Glance	56
CEO's Letter	5	Introduction	58
Notice of 2025 Annual Shareholder Meeting	7	Company Overview	58
2024 Year in Review	8	The Company's Strategic Focus	58
Key Achievements	8	Compensation Governance	63
Compensation Highlights	14	Elements of Executive Compensation	68
Corporate Governance Highlights	18	2024 NexGen Performance Scorecard	70
Shareholder Engagement	21	Corporate Governance	86
Management Information Circular	23	Governance Overview	87
Information Regarding Organization and Conduct of Meeting	24	Disclosure	87
Voting Shares and Principal Shareholders	27	Indebtedness of Directors and Executive Officers	94
Interests of Certain Persons in Matters to be Acted Upon	27	Additional Information	95
Interests of Informed Persons in Material Transactions	27	Schedule A	98
Financial Statements	27	Board Mandate	99
Business of the Meeting	28	Schedule B	101
Election of Directors	29	Amended Stock Option Plan	103
Appointment of the Auditor	47
Re-Approval of Stock Option Plan	48

Climate Commitment

NexGen recognizes the urgency of climate action and vital role of nuclear power in achieving carbon-free emissions. NexGen is dedicated to minimizing its environmental footprint by integrating best-in-class sustainability practices, reducing carbon emissions in
its operations and supporting
the clean energy transition
through responsible uranium production.

NexGen is committed to delivering the next generation of clean energy fuel through responsible uranium development. As a future leader in the nuclear fuel supply chain, NexGen will play a critical role in enabling a low-carbon future while setting new industry standards for environmental stewardship, community engagement, and corporate governance. NexGen’s approach prioritizes innovation, sustainability, and long-term value creation for all stakeholders.

Purpose: To responsibly develop and supply the uranium needed to power a cleaner world while driving sustainable growth for stakeholders, communities, and the global energy transition.

Vision: To be the global leader in delivering uranium for the world’s current and future clean energy needs - recognized for industry-leading sustainability practices, operational excellence, and unwavering commitment to continuous improvement in setting new industry standards in everything we do.

Impact: Through the Rook I Project, NexGen is shaping the future of energy security by supplying ethically sourced uranium from a secure jurisdiction, essential for global decarbonization. NexGen is deeply engaged with Indigenous and local communities, ensuring shared economic benefits, responsible land stewardship, and a legacy of positive impact for generations to come.

3 NexGen Energy Ltd.

Message from the Chair of the Board

Dear Valued Shareholders,

You are invited to attend the Annual General and Special Meeting of Shareholders (the "Meeting") of NexGen Energy Ltd. ("NexGen" or the "Company"), which will be held on June 17, 2025 at 2:00 p.m. (Pacific Time) at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

I am pleased to report that 2024 was a year of significant progress and achievement for NexGen as we advanced our disciplined long-term strategy for the development of the Company's 100%-owned Rook I Project. We are firmly on track to establish Rook I as the leading global supplier of clean energy fuel, capable of meeting the demands of current and future generations.

The year was further strengthened by favourable market conditions and the growing global momentum behind nuclear energy production. Combined with our robust financial position, these tailwinds provide a strong foundation for sustained growth into future periods.

The Board of Directors and Executive Team are pleased with the progress achieved over the past year. We remain committed to setting new global benchmarks in genuine sustainability and community engagement, ensuring NexGen is recognized not only as a leader in resource development but also as a steward of responsible and clean energy production.

Key milestones and achievements during 2024 include:

On March 17, NexGen was added to the S&P/ASX 300 Index, reflecting increased recognition and positioning the Company for broader investor exposure within the Australian market.

On April 30, NexGen announced a C$180 million CHESS Depository Interest ("CDIs") offering in Australia, which was subsequently significantly upsized to C$224 million following substantial interest from Australian investors. The successful capital raise closed on May 14, highlighting the Australian market's confidence in NexGen's Rook I Project and long-term strategy.

On May 28, NexGen completed a strategic purchase of 2.7 million pounds of uranium, financed through the issuance of a USD$250 million convertible debenture. The purchase was strategically designed to secure essential resources ahead of contracting and financing negotiations, which preceded to December 4, when NexGen announced it was awarded the first uranium sales with multiple leading US nuclear utility companies. These awards, representing five million pounds of uranium delivered over five (5) years, mark the initial step in NexGen's long stated focus on maximizing leverage to future uranium prices and the Company's positioning as a new reliable Western World source of nuclear fuel.

On November 19, NexGen reached a major permitting milestone, with the Canadian Nuclear Safety Commission ("CNSC") completing its technical review of the Rook I Project. This achievement represents significant progress in the Federal Environmental Assessment process, positioning NexGen to commence major site works promptly following final approval.

In line with NexGen's commitment to support and advance local Indigenous communities, 96% of the procurement for the Rook I site was made through our Nation partners during 2024. We continue to deliver quality training initiatives for Local Priority Area Community members, so they are skilled and prepared to take the opportunities associated with the progression of the Rook I Project.

To date, expressions of interest totaling over USD$1.6 billion have been received from prospective financial institutions, including commercial lenders and export credit agencies, for the project financing of Rook I. This progress highlights the exceptional quality of Rook I as a low-cost operation in the tier- one jurisdiction of Saskatchewan, renowned for its elite technical, environmental, and social standards, with strong support from local communities.

As both Chair of NexGen and a fellow Shareholder, I am proud of the strides we made in 2024. These accomplishments reflect the unwavering dedication of our team and our collective focus on delivering on our mission to become a global leader in the production of clean, secure, and sustainable uranium.

I would like to express my gratitude to our people for their hard work and commitment to NexGen's strategic objectives. I also extend my sincere thanks to you, our Shareholders, for your continued trust and support as we build a Company poised to make a lasting positive impact on the global energy landscape.

NexGen appreciates your continued support and participation in the Meeting.

Chris McFadden Chair of the Board of Directors

4 Chairman's Letter

Message from the Founder and Chief Executive Officer

Dear Fellow Shareholders,

As global demand for safe, secure, and clean energy accelerates, NexGen's Rook I Project stands as the cornerstone of this transformative era in energy production. Governments and industries worldwide continue to prioritize nuclear energy as a key pillar for achieving emission free energy targets, with ambitious milestones set for 2030 and beyond lining up well with the sequencing of our production.

2024 marked a pivotal year that further underscored uranium's critical role in the global energy transition, and highlighted the current fragility of supply. Significant geopolitical and macroeconomic developments have shaped the uranium market, including legislative actions and sanctions on Russian uranium, highlighting the importance of long-term supply security for Western nations to develop stable, sustainable uranium mines. With 70% of global supply originating from politically unstable regions, a deficit nearing 60 million pounds annually, and the global drive to triple nuclear capacity by 2050, the outlook for uranium demand is more robust than ever. In Canada, site preparation has started for the construction of the country's first Small Modular Reactor, signaling a commitment to advanced nuclear technology.

Globally, countries like France, Poland, Japan, South Korea, UAE and India are ramping up their nuclear programs, while others, such as Turkey, Saudi Arabia, and the Philippines, are exploring large potential new projects. Collectively, these actions reflect a clear and growing recognition of nuclear energy as an indispensable component of a clean and secure energy future.

Notably, at September's World Nuclear Symposium, utilities emphasized the urgency to diversify uranium supply chains away from geopolitical and technical risks, highlighting the increasing demand for secure, Western-based uranium sources.

Amidst this evolving environment, NexGen's transformative Rook I Project will play a primary role in the delivery of uranium fuel for the world's growing clean energy needs. In 2024, the Company made significant advancements in bringing Arrow - the world's largest single-source uranium deposit - into production this decade.

As announced late last year, the permitting process for the Rook I Project is in its final stages as we prepare for the Canadian Nuclear Commission hearing set for November 2025 and February 2026 for the final approval decision to commence construction for this generational project. The team is ready, the engineering, procurement, and vendors are in place, and we look forward to completing the final stage of approvals and moving into full-scale construction.

Rook I is not just a critical growth project for NexGen and its Indigenous community partners, but it is also foundational to Canada's energy commitments.

In anticipation of final approvals during the Commission Hearing, NexGen has made remarkable progress in preparing for construction. Procurement of critical path items is well advanced, including shaft sinking equipment, which are now complete and ready for shipment to the site. Critical path detailed engineering and vendor engagement is well advanced as are community partnerships in place and ready to maximize positive impacts to the region. These developments place NexGen in a strong position to mobilize immediately following a final Federal approval decision.

The Project's economics are truly remarkable, and underscore the strength of Rook I as a world-class asset capable of delivering exceptional value to all stakeholders. The rigor and honest approach taken since the beginning towards the safe development of the Rook I Project is clearly evident and something that speaks to the commitment by the team over many years.

In addition to advancing Rook I, NexGen has continued to expand its exploration activities. The new discovery at Patterson Corridor East ("PCE"), located 3.5 km east of the Arrow deposit, represents an exciting development. The fact we have made the grassroots discovery at Arrow in 2014 and now another one at PCE in 2024 which looks incredibly promising speaks to the disciplined and systematic approach NexGen takes in all aspects of our business. These early stage results highlight the strength of NexGen's long-term growth beyond Arrow.

NexGen has long been committed to excellence in sustainability. With sustainability embedded in all of the Company's business and operational decisions and practices in a truly genuine and organic manner. NexGen continues to maximize benefits to all communities, local businesses and all of our stakeholders to create lasting positive impacts. This year, the Company is releasing its fifth annual Sustainability Report, which details robust sustainability initiatives and achievements across all facets of the organization. In the past two (2) years over 500 Indigenous students and community members participated in NexGen initiated and funded education programs. NexGen also supported local communities by providing employment and procurement opportunities, with 82% of site employees coming from local communities, and 96% of site procurement conducted through Nation partners. These achievements reflect the Company's focus on fostering local economic growth and creating sustainable career opportunities.

5 CEO's Letter

Furthermore, NexGen was honoured with the 2024 ABEX Community Involvement Award, recognizing the Company's contributions and positive impact to Saskatchewan, our Indigenous Nation partners in the local priority area, and the broader community. NexGen's approach to Indigenous partnership in the resources sector is unparalleled and it's been based on our core values including respect and transparency over the long-term. We are proud to be working closely with our Indigenous and community partners and stakeholders to build prosperous communities that will contribute to a thriving Provincial economy.

NexGen's financial position remains strong, with approximately C$475 million in cash and C$340 million in uranium inventory as of the end of 2024. This solid foundation provides the flexibility to advance Rook I while maintaining focus on disciplined capital allocation.

The Company's uranium marketing efforts have also gained traction throughout the period, with utilities actively seeking contracts for uranium supply as early as 2025 and 2026. The scarcity of new technically sound uranium from Canada in the market has bolstered NexGen's contracting approach, which prioritizes volume-based, spot-exposed term agreements.

NexGen's strategy is simple, which is to maximize the value of each pound produced and leverage the unique production flexibility the Project has. Additional binding contracts are expected to be finalized by the end of this calendar year, further strengthening NexGen's position as a key diversifying supplier to utilities around the globe seeking secure, affordable clean energy fuel from a secure jurisdiction.

As we look to the future, NexGen is poised to make history with the Rook I Project. This is something all of us at NexGen have been meticulously planning since we made the discovery in 2014.

The convergence of strong market fundamentals, geopolitical realignments, and global commitments to significant investment in energy production and from cleaner sources presents an unparalleled opportunity for NexGen. With the final Commission Hearing date where an approval decision will be rendered scheduled for early 2026, pre-construction readiness is at an advanced stage which means we will begin full scale construction immediately following approvals. Further, the material exploration results at PCE demonstrate mineralization analogous to the mighty Arrow Deposit, positioning NexGen as the leader guiding the industry into a new era of sustainable uranium production, one that will be diversified and based on optimizing the value of each pound produced.

I want to extend my sincere thank you to our dedicated team, our Indigenous partners, and all our stakeholders for their unwavering long-term support. Taking something from discovery through to production rarely happens, yet the team alongside our stakeholders have had their eye on the enormous prize NexGen represents over a long period of time. The prize is massive for the communities in Northern Saskatchewan, for the Province, where it will be a significant economic contributor and for Canada as it seeks to boost its economy as an energy superpower.

We are well positioned as a leader in the clean energy transition and our team's expertise and readiness has placed NexGen on a clear path to bringing this generational asset into production with the best interests of all stakeholders in mind.

Leigh Curyer President & Chief Executive Officer

6 CEO's Letter

Notice of Annual General and Special Meeting of Shareholders

The purposes of the meeting are to:

01 Elect the directors of the Company for the ensuing year;

02 Re-appoint KPMG LLP as independent auditor of the Company for the 2025 financial year and authorize the directors to fix their remunerations;

03 Approve the continuation of the Company's Stock Option Plan, reducing the rolling maximum from 20% to 10% of outstanding common shares;

04 Set the number of directors of the Company at ten;

05 Receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the report of the independent auditor thereon; and

06 Transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your vote is important:

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular (the "Circular"), which is deemed to form part of this notice of meeting. Please read the Circular before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific Time) on June 13, 2025 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. By order of the Board of Directors of NexGen Energy Ltd.

Leigh Curyer

President & Chief Executive Officer

DATED at Vancouver, British Columbia, this 1st day of May 2025.

Meeting Details

When: Tuesday, June 17, 2025 2:00 p.m. (Pacific Time)

Where: NexGen Energy Ltd. Suite 3150 - 1021 West Hastings St Vancouver, BC, V6E 0C3

Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the details below:

WEBCAST URL:
https://app.webinar.net/GZY52aQ2oyj

CONFERENCE DIAL-IN:
To instantly join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

URL: https://emportal.ink/44603lB
Conference ID: 04817

Toronto: 1-416-945-7677

Vancouver: 1-604-259-0841

Australia: 61-280-171-385

Hong Kong: 852-5808-0636

North American Toll Free:1-888-699-1199

Please plan to vote in advance of the meeting. Your vote is important, and the Company encourages you to vote promptly. The deadline to submit your vote is 2:00 p.m. Pacific Time on June 13, 2025.

7 Notice of Annual General and Special Meeting of Shaholders

Key 2024 Achievements
Testimonials on NexGen

2024 marked a year of significant growth for NexGen, underscoring the Company’s track record of progress driven by a clear strategy, bold approach, and determined team. From awarding uranium sales at market-influenced prices to navigating permitting at a pace once deemed impossible—and continuing to earn unprecedented Indigenous support— NexGen has once again set new standards for responsible resource development, while maintaining a strong balance sheet and implementing innovative marketing strategies that leverage the scalability of the Rook I Project. In addition, the Company embarked on the largest exploration program in the Athabasca Basin, discovering new mineralization and expanding the overall value proposition.

As a founder-led organization, supported by the Company’s largest active Shareholders, including a representative of a top-five Shareholder on the Board, NexGen remains guided by doing what is right rather than what is merely expected or prescribed. Over the past decade, the Company has built strong and collaborative relationships with Indigenous communities local to the Project, working together to create social, educational, and economic programs and initiatives including skills training programs. Since 2023 more than 500 community members have participated in these trades and certification opportunities for long-term careers.

With the world’s most valuable uranium assets under development, NexGen is positioned to be the global leader in supplying uranium for clean energy needs. With a strategy endorsed by the Board and Shareholders, the Company is well-equipped to execute on this significant opportunity.

“No other Project has had this level of support from the Indigenous communities, as no other project has had such a positive impact like the Rook I Project will with our community.”
- Chief Teddy Clark, Clearwater River Dene Nation

“The Rook I Project is bringing once-in-a-lifetime opportunities and change to our Citizens in Métis
Nation–Saskatchewan Northern
Region II. NexGen has shown
leadership in the industry, by
working with us, and recognizing
our voice and our people... We
applaud NexGen for its leadership
and its respectful and collaborative
approach, and we look forward
to the development of the Rook I
Project.”

- Leonard Montgrand, Regional Director, MN - S for NRII

8 Year in Review

Company Achievements:

• • •	Announced a major milestone on November 19, 2024 with the successful completion of the final Federal technical review by the CNSC for its Rook I Project, confirming all environmental, safety, health, community and security requirements, and positioning Rook I for final regulatory approval and eventual construction.

• • •	Continued to maintain a low General & Administrative ("G&A") spend relative to market capitalization at 0.87% vs peers at 1.57%, ensuring more capital is directed toward advancing Rook I.

• • •	Secured its first awards for uranium sales for 5 million pounds with major U.S. utilities, marking a significant milestone in its commercialization strategy. These awards, featuring market-related pricing at delivery, position NexGen to maximize value amid a strengthening uranium market while reinforcing its role as a premier, reliable Western supplier of nuclear fuel.

• • •	Safely executed the largest exploration program in the Athabasca Basin, discovering mineralization a mere 3.5 km from the Arrow deposit. This underscores the commitment to unlocking additional deposits across the extensive land package, enhancing Shareholder value through exploration success and supporting a rapidly expanding nuclear industry.

• • •	Advanced engineering activities significantly on critical path items, including procurement of long-lead equipment and award of critical path contracts.

• • •	Implemented and advanced industry-leading engagement programs throughout the Local Priority Area ("LPA"), Regional Priority Area and Saskatchewan, such as 'Pathways to Your Future' which trains students on careers in mining and the nuclear industry. This earned recognition from regulatory agencies, peers, and community groups.

• • •	Expanded training initiatives from Carpentry and Safety Ticket Training to include Electrical and Radiation Environmental Monitoring emphasizing Nation-specific training in LPA communities, resulting in more than 500 community members having participated since 2023.

• • •

Expanded mentorship initiatives such as the Saskatchewan Rush Northern Prospects and Canucks Youth Mentorship Programs, to include additional off-ice career learning opportunities, and a regional visit from Canadian hockey legends involving more than 600 community members.

2025 and Beyond:

NexGen achieved remarkable progress in 2024, driven by disciplined planning, strategic execution, and adherence to its core values of Honesty, Respect, Resilience, and Accountability. With a clear vision and unwavering commitment to continuous improvement, NexGen is set to achieve more significant milestones including the final step in the regulatory approval process – the Commission Hearing. The Company’s dedication to people, processes, and planning continues to foster a culture of pride and ownership, attracting top-tier talent and further strengthening the organization during this exciting stage of high growth. The team is unwavering in its determination to bring Arrow into production in the most environmentally and socially responsible way, supported by unrelenting community, shareholder, and Board alignment, for this strategic vision.

9 Year in Review

2024 Year in Review Detail

In 2024, uranium solidified its position as a critical component of the global clean energy transition. Recognized for its ability to provide reliable, high-density energy essential to achieving decarbonization goals, while supporting the advancement of societies, this pivotal resource has the potential to:

The uranium market experienced a year of volatility and growth, driven by rising demand, supply chain constraints, and heightened geopolitical uncertainties. Utility procurement accelerated as concerns over supply disruptions prompted European and global buyers to prioritize long-term contracts with Western suppliers, reducing reliance on politically unstable regions.

Countries worldwide advanced pro-nuclear policies, reinforcing uranium's role in achieving net-zero goals. Notably, Japan revitalized its nuclear fleet, South Korea re-embraced nuclear expansion, and India and China pursued aggressive development of new reactors. These actions have cemented the long-term demand outlook for uranium, with significant growth projected in the coming decade.

NexGen's Rook I Project stands at the forefront of this clean energy transition. Situated in one of the world's premier mining regions, the Project is poised to deliver large-scale, long-life, low-cost, and highly cash-generative operations. Against a backdrop of a widening supply deficit and tightening markets, NexGen remains committed to ensuring a stable, safe, and secure supply of uranium for nuclear power generation worldwide.

SIGNIFICANT PROGRESS
Permitting

- On November 19, 2024, NexGen Energy announced the successful completion of the final Federal technical review by the CNSC for its Rook I Project. On January 29, 2025, the CNSC confirmed the completion of its review of NexGen's final Environmental Impact Statement ("EIS") submission for the Rook I Project and deemed the submission complete and accepted. The CNSC informed NexGen that the Commission Hearing process would be completed by February 13, 2026 setting NexGen up immediately following the approval decision to commence the construction execution phase.

- Taking a project from discovery through to final permitting approval is a rare and significant milestone in the mining industry. Statistically, only 1 in 1,000 mineral exploration projects ever becomes a producing mine.(1) Furthermore, in Canada, this process typically takes an average of 17.9 years.(2) By overcoming these challenges, NexGen is near being in an elite group of projects on the cusp of construction and production, positioning the Company for significant value creation and de-risked development.

Notes:

1. Minerals Council of Australia

2. S&P Global

10 Year in Review

Project Advancement

- Front-End Engineering Design ("FEED") was largely completed, and engineering activities advanced significantly on critical path items, including procurement of long-lead equipment, detailed engineering and award of critical path contracts.

- Key on-site achievements during the year included activities such as road works, bridge installation, construction and commissioning of a new hard-walled camp at the existing exploration site, and design confirmation drilling of the No. 1 and No. 2 shafts to finalize the temporary freeze design as well as completing the construction of the freeze plant which is being held at a warehouse in Saskatchewan.

- Major purchases were executed for the production and service hoists, and the shaft sinking contractor was selected and awarded with a Limited Notice to Proceed for critical path activities.

- In addition to a substantial aggregate crushing program - executed with a Clearwater River Dene Nation ("CRDN") partnered business - other infrastructure enhancements were completed on and around the site, in preparation for full construction to commence upon final Federal approval. These accomplishments have further advanced the team's readiness, while optimizing for the construction ramp-up phase, which are all foundational ahead of advancement of future underground infrastructure work.

- The updated economics were completed and subsequently announced August 2024, with the Company providing an update to the initial capital, sustaining, and operating cost estimates for the Project. The estimated pre-production capital costs were updated to C$2.2 billion / USD$1.58 billion, with an average cash operating cost over the life of mine ("LOM") estimated at an industry- leading C$13.86/lb (USD$9.98/lb) U3O8. Further, the annual cash flow generation of the Project takes NexGen into the top 10 of all global mining companies once in production.(1)

Exploration

- NexGen safely completed the largest-ever drilling program at PCE, totaling 34,210 meters across 47 drill holes, marking the most extensive drill initiative in the Athabasca Basin for the year which targeted high-priority areas on its 100%-owned properties in the southwest Athabasca Basin. In February 2024, these exploration efforts led to a significant uranium discovery at PCE, located 3.5 km east of the Arrow deposit. Drilling expanded the mineralized zone to a 600-meter strike length and 600-meter vertical extent, with 32 of 47 holes intersecting mineralization, including 11 holes with intervals exceeding 10,000 counts per second ("cps").

- Notably, drill hole RK-24-222 returned a 17.0-meter-wide vein with multiple high-intensity (>61,000 cps) occurrences.

- In 2025, the Company commenced a 43,000 meter drill program focused on unlocking the potential at PCE. Early in this program, the best discovery-phase hole, including Arrow, was discovered with RK-25-232, which recorded 3.9 meters of exceptionally high radioactivity (>61,000 cps) within a 13.8-meter mineralized interval. Additionally, the high-grade subdomain has expanded, now covering a 210-meter strike length and a vertical extent of 335 meters.

Commercial

- Expressions of interest for over USD$1.6 billion from leading commercial banks and export credit agencies to finance the Rook I Project have been received. Further, other strategic financing options advanced over 2024 and into 2025 with potential to bring forward the value recognition of NexGen.

- The Company executed approximately C$695 million in primary transactions and C$139 million in secondary, demonstrating strong market confidence and strategic financial management. These transactions attracted a diverse range of investors, including global value funds, long-only institutional investors and mission-driven funds focused on sustainable energy solutions. The transactions included:

- ATM Raise (C$135 million): Successfully executed with enthusiastic participation from existing and new institutional investors, ensuring efficient access to capital while maintaining financial flexibility.

- ASX Raise (C$225 million): Completed at near all-time highs, highlighting significant interest from both new and existing long-only institutional investors.

- Convertible Debenture (C$335 million): Issued near all-time highs, reinforcing the Company's capacity to attract substantial investment.

- Li Ka-shing Secondary (15.1 million block trade): Li Ka-shing's sale of his entire ~70 million share position was replaced with new long-term Shareholders at a higher valuation. During this period, the Company's share price outperformed its peers, underscoring continued investor confidence in the Company's growth trajectory.

Note:
1. Excluding precious metal and steel companies.

11 Year in Review

Benefit Agreements and Community Support

- Implemented and advanced industry-leading engagement programs throughout the LPA, Regional Priority Area and Saskatchewan, earning recognition from regulatory agencies, industry peers, and community groups. These efforts led to unsolicited support from LPA communities, including letters of support for the Project and a prioritization of the Federal Environmental Assessment ("EA") approvals, as well as collaborative meetings with regulatory leaders.

- Delivered impactful community programs and introduced a transparent procurement process. These initiatives exceeded targets and were recognized as a model for success in Saskatchewan and Canada. The initiatives included:

- Expanded training initiatives to include over 500 participants since 2023, emphasizing Nation-specific training in LPA communities.

- The launch of a proprietary program, Pathways to Your Future - A Career in Uranium Mining, on October 8, 2024, further enhancing career development opportunities.

- Expanded educational training and programming from safety ticket training and carpentry, to include electrical and environmental training.

- Expanded mentorship initiatives such as the Canucks Youth Mentorship Program, to include additional off-ice learning opportunities and a community visit involving over 600 members. New initiatives, such as the Northern Prospects Mentorship Initiative with the Saskatchewan Rush and Saskatoon Blades were introduced, and NexGen secured naming rights at Cairns Field to support the inaugural Saskatoon Berries baseball season.

- In 2024, there were over 150 training opportunities through 14 separate programs including an investment of over $1 million.

- The total spend at the Rook I site was $60.3 million, with $56.6 million awarded to community (local priority area businesses or partnered business), accounting for ~94% of the total spend. A total of 47 local businesses actively participated in the Project.

- Earned the 2024 ABEX Community Involvement Award from the Saskatchewan Chamber of Commerce, reflecting the Company's ability to make an impact in areas that extend beyond its core business functions, and dedication to delivering lasting social and economic benefits to its stakeholders.

Sustainability Performance

- In 2024, NexGen made significant strides in advancing sustainability-related goals through enhanced climate-related disclosure, progressing energy efficiency initiatives at the Rook I site, improving S&P Global CSA ratings, and continuing to evolve an unprecedented level of community involvement.

- NexGen's 5th annual Sustainability Report highlights the Company's elite sustainability profile, while advancing alignment with the recommendations of Task Force on Climate-related Financial Disclosures ("TCFD"), and reporting in accordance with the Global Reporting Initiatives ("GRI") Standards.

Enhanced Climate-Related Disclosure:

- Increased alignment with the TCFD through completing a climate related risk and opportunity assessment and integrating findings into the Company's broader risk management framework. This strengthened transparency ensures a more structured approach to assessing climate-related risks and opportunities, and supports informed decision-making.

Energy Efficiency Initiatives:

- Advanced emissions reduction efforts through energy efficiency projects at the Rook I site, including the implementation of a centralized power generation system and a pilot solar power project. These initiatives reflect NexGen's proactive approach to mitigating environmental impacts while improving operational efficiency.

2025 and Beyond

NexGen achieved remarkable progress in 2024, driven by disciplined planning, strategic execution, and adherence to its core values of Honesty, Respect, Resilience, and Accountability. This momentum positions the Company for an extraordinary 2025 as it advances towards full-scale production and solidifies its reputation as a global leader in mining and sustainability.

With a clear vision and unwavering commitment to excellence and continuous improvement, NexGen is set to achieve another year of significant milestones. As the Company prepares for critical next steps, including the Commission Hearing and the commencement of construction, its mission to deliver unparalleled value and positive impacts to all stakeholders remains steadfast.

12 Year in Review

Key Milestones Ahead

Looking ahead, NexGen will leverage increasing global interest in nuclear energy and the critical need for a sustainable and reliable uranium supply. By maintaining its focus on shareholder value, sustainable development, and community engagement, the Company is well-equipped to thrive in the evolving energy landscape.

As NexGen enters this transformative phase, the team recognizes the immense opportunity and responsibility at hand. With the right people, processes, and systems in place, NexGen is prepared to commence construction of the Rook I Project immediately following final Federal approvals, while exploring new opportunities to enhance its value proposition on a provincial, national, and global scale.

CNSC Commission Hearings for the Federal EA and Licence, followed by a licensing decision, mark pivotal steps in advancing the Rook I Project.

Major construction activities to begin, marking a new phase in the journey from discovery to production.

Execution of an expanded and significant 2025 drill program to further define mineralization at PCE.

Finalization and announcement of a comprehensive financing plan and the awarding of key engineering and procurement packages to mitigate project risks.

Continuation of rigorous hiring and onboarding processes to attract and integrate top talent aligned with NexGen’s values.

13 Year in Review

Compensation Highlights

Following extensive consultation with an independent advisor Laulima Consulting Ltd ("Laulima"), NexGen is seeking Shareholder approval for a three (3) year compensation plan that includes reducing the share reserve relating to options from 20% to 10% of outstanding shares. The Stock Option Plan does not require use of the Company's cash reserves to award performance, reflecting the Company's phase of development. This is entirely appropriate and reflects total Shareholder alignment during this phase of development prior to operations. This strategic plan is essential for retaining and attracting the specialized talent required to advance Rook I through construction. The timing is crucial - without the approved equity compensation framework, the Company would need to rely solely on cash compensation, resulting in a sub-optimal workforce that does not value ownership and high accountability in line with Shareholder expectations. The Compensation Committee recognizes the evolving needs of the business and, working with Laulima, has designed this plan to bridge NexGen's transition while actively developing future compensation structures aligned with the Company's progression toward production. Shareholder support of this plan is a key component in maintaining the momentum of Rook I's development and ensuring NexGen retains its industry-leading talent at a time where NexGen's destiny is firmly in the hands of its team.

Pay for High-Performance Compensation Philosophy

Building on this foundation, NexGen is committed to offering a competitive and performance-driven compensation program that aligns to the Company's strategic vision and long-term value creation. The compensation practices follow a pay-for-high-performance philosophy, evaluating performance based on the Company's financial and operational results, along with individual contributions. The Company believes that compensation should reflect the value employees bring to the organization while fostering a culture of ownership, entrepreneurship, accountability, honesty and operational excellence.

Competitive Pay

- Maintain fairness and competitiveness by setting compensation at reasonable levels, with consideration of local market conditions and comparable industry roles.

-  Attract, retain, and inspire top talent whose expertise, skills, and performance are essential to NexGen’s success.

-  Align employee interests with NexGen’s strategic vision and business objectives to drive sustainable growth.

-  Encourage a focus on key business drivers that impact long-term shareholder value.

-  Ensure compensation aligns with NexGen’s corporate strategy, financial goals, and the long-term interests of shareholders.

Strategic Alignment to Vision

Long-term Value Creation

Executive compensation consists of both annual and long-term incentive awards, with an emphasis on aligning with long term objectives and stakeholder value creation.

Salary, Short Term Incentive ("STI") and Long Term Incentive ("LTI")

14 Year in Review

The majority of total compensation is directly tied to performance. This is for both the CEO pay as well as Named Executive Officers ("NEO"). This approach incentivizes employees and executives to drive long-term success by linking rewards to the achievement of strategic, financial, and operational objectives. By emphasizing variable compensation elements, the program ensures disciplined decision making, accountability, and aligns employee interests with sustainable value creation for Shareholders.

Total Shareholder Return

The Board and Compensation Committee believe the Company's long-term success has been significantly influenced by its historical practice of granting employee stock options as the primary long-term equity incentive. The use of stock options has allowed NexGen to successfully secure top-tier industry talent who live the Company's core values, support its strategic objectives, preserve cash reserves and has ensured the optimal continuation of the path towards production in line with Shareholder expectations.

Following shareholder engagement by management and the Board, and based on the recommendation of the Compensation Committee, the Board adopted the Stock Option Plan (the "Stock Option Plan").

Full details of NexGen's compensation programs are contained in the section entitled Compensation Discussion and Analysis starting on page 53.

Since becoming a publicly traded company, NexGen's stock price performance, Total Shareholder Return ("TSR") and Compound Annual Growth Rate ("CAGR") demonstrates that the shareholder value creation strategy and compensation plan is working.(1)

Note:

1. TSR From April 24 (indexed to $100) to December 2024.

15 Year in Review

Stock option values can look high on paper due to the Black- Scholes valuation, which estimates potential future value based on a number of assumptions. However, the intrinsic value-the actual worth based on the current stock price-is significantly lower. For options issued in 2024:

Black-Scholes Valuation for CEO (2024): C$11.3 million Intrinsic Value for CEO (December 31, 2024): C$1.5 million Required Share Price Growth to Match Black-Scholes Valuation: 55%

The disclosed value reflects potential future gains, not immediate earnings. Stock options only hold value if NexGen's share price increases, aligning executive compensation with long-term shareholder returns. Further, the Company's Board and Executives typically only exercise stock options when in the money and at their 5-year expiry. At that time, the team has created shareholder value over 5-years and they are exercised, or they haven't and the value is zero.

The Company has consistently demonstrated sector-leading capital efficiency. Among its uranium peers, NexGen maintains the highest ratio of Exploration and Development expenditure to General and Administrative expenditure, while also having the lowest General and Administrative expenditure relative to market cap.

Notes:

1. Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers" for 2024, or projected if not available at the time of publishing this report, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp. Fission's Exploration and Development spend is prorated based on the cumulative spend up to and include 3Q24 as 4Q24 results were not released due to the acquisition by Paladin.

2. General and Administrative spend includes General or Administrative expenses as defined in each peer's financial statements, or projected if not available at the time of publishing this report. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers", being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

3. Market Capitalization sourced from S&P Capital IQ. Fission's Market capitalization is as of December 24th 2024, the last day it traded on TSX prior to being de-listed at market close

16 Year in Review

Historical Timeline

17 Year in Review

Corporate Governance Highlights

NexGen's unique business and strategic vision require a tailored approach to corporate governance-one that prioritizes long-term value creation for Shareholders and all stakeholders. The Board of Directors and management remain committed to governance structures and practices that support NexGen's mission to responsibly advance the development of the Arrow Deposit and deliver significant, sustainable benefits to all stakeholders.

The Board firmly believes that a strong corporate governance regime attuned to the nature of a company and aligned with the interests of its Shareholders is essential to the successful creation of shareholder value. NexGen's governance practices are outlined in detail in the "Corporate Governance" section, starting on page 86.

Board independence is a fundamental pillar of effective corporate governance, ensuring that a company's leadership remains accountable, transparent, and aligned with shareholder interests. Independent directors play a critical role in maintaining oversight, reducing conflicts of interest, and enhancing decision-making processes. NexGen always maintains a highly qualified and skilled Board that aligns with the Company's current stage of development. Through its long-standing approach to Board oversight, the Company ensures directors possess the necessary expertise, experience, and competencies to guide strategic growth. NexGen actively engages in Board refreshment, including annual director evaluations, to sustain an optimal mix of skills and qualifications.

By maintaining a strong, independent Board, we foster a governance environment that drives value creation, protects shareholder interests, and upholds the highest standards of accountability and transparency.

Best Practice Highlights
✓ All directors are elected annually
✓ Independent Chair
✓ 100% independent Audit, Compensation and Nomination and Governance Committees
✓ No loans to any officers or directors
✓ Prohibit directors from engaging in hedging or derivative trading in NexGen securities
✓ Board Approved Code of Ethics and annual sign off
✓ Board oversight of the corporate strategy and annual operating plan
✓ Board oversight of Enterprise Risk Management including cyber security and global insurance program
✓ Board oversight of Sustainability matters
✓ Annual evaluation of Board members, Board operations and Board Committees
✓ Recently updated charters for all Board committees
✓ In camera sessions held at the end of each Board meeting
✓ Director stock ownership guidelines at 3x retainer
✓ Succession planning
✓ All Director nominees except the CEO and Brad Wall are independent
✓ Majority voting policy

18 Year in Review

Board Composition, Refreshment & Organizational Commitments

The Board conducts a robust annual evaluation process to assess the performance of individual Board members, its committees, and the Board as a whole.

This comprehensive review considers a range of factors, including individual contributions, relevant experience, diversity of perspectives (including gender), and critical skill sets essential to the Company's evolving development needs. The Company remains focused on maintaining a balance of expertise and experience, incorporating new skills as required to support its strategic goals.

Additionally, the Board considers diversity, including gender diversity, as a key aspect of its composition strategy. As part of its ongoing review process, the Board assesses opportunities to add new or complementary skill sets while also fostering greater diversity to enhance governance effectiveness. As part of the 2024 review process, the Board welcomed Susannah Pierce as a new director. Ms. Pierce brings over 20 years of experience in successfully aligning business, government, communities, Indigenous groups, and other stakeholders to facilitate major capital project development and maximize investment returns.

Note: 1. Upon successful nomination of Sharon Birkett to the Board

Mr. Trevor Thiele, a director of the Company since 2013, has chosen not to stand for re-election to the Board and as a result the Board has nominated Sharon Birkett for election as a director at the Meeting. See "Election of Directors" in this Circular. In the event of the successful election of Ms. Birkett as a director of the Company, the number of women on the Board would increase to 4, and represent 40% of the members of the Board.

NexGen integrates this approach across the organization and is committed to providing equal opportunities based strictly on merit. In 2024, the Company's gender composition was 62% male and 38% female, compared to the Canadian mining industry average of 16% female.

Over the past two (2) years, NexGen has exceeded its aspirational target that is set for 75% of the Project's workforce to be composed of residents from LPA communities in Northern Saskatchewan - having achieved 80% in 2023 and 82% in 2024. In 2024, 82% of the Rook I site employees were from the LPA in Northern Saskatchewan. Additionally, 94% of total Rook I site expenditures, including construction, service, and supply contracts, were awarded to LPA-partnered or member-owned businesses, significantly surpassing the Company's 30% aspirational procurement target.

19 Year in Review

 Overview of Board

Standard Committee
Membership
Director	Board Tenure	Primary Occupation	Independent	SC	AC	NGC	CC	Other Company Boards
Leigh Curyer	12 Years	Founder & CEO of NexGen Energy		⬤				Iso Energy
Christopher McFadden	12 Years	Director & Chairman of NexGen Energy	⬤					Iso Energy, Engenco Ltd.
Richard Patricio	12 Years	President & CEO of Mega Uranium	⬤		⬤	⬤	⬤	Iso Energy, Toro Energy, Borealis Mining
Warren Gilman	8 Years	Chairman & CEO of Queen's Road Capital	⬤			⬤		Gold Royalty Corp, Queen's Road Capital
Sybil Veenman	7 Years	Corporate Director	⬤	⬤	⬤			Major Drilling Group, Royal Gold
Karri Howlett	7 Years	Founder Karri Howlett Consulting	⬤	⬤		⬤		Gold Royalty Corp
Brad Wall	6 Years	President, Flying W Consulting Inc, Former Premier of Saskatchewan		⬤				Maxim Power, Whitecap Resources, Helium Evolution
Ivan Mullany	2 Years	Director of NexGen Energy	⬤	⬤			⬤
Susannah Pierce	1 Year	Former President & Country Chair, Shell Canada	⬤
Sharon Birkett	-	Former Vice President & Chief Financial Officer, Multi-Color Corp.	⬤

*IsoEnergy is ~32% owned by NexGen, the company was spun out of NexGen in 2016.

*Mega Uranium is strictly a holding company with no operations. Mega owns ~19M shares of NexGen.

*Queen's Road Capital (QRC) is strictly a holding company with no operations.

20 Year in Review

Shareholder Engagement	Areas of focus for year-round engagement:

NexGen's Board and management team are committed to a dynamic and proactive shareholder engagement strategy-ensuring long-term alignment between shareholder interests, NexGen's strategic direction, and the Company's requirements to succeed. This ongoing dialogue plays a pivotal role in refining corporate initiatives, enhancing transparency, and strengthening communication.

Through a continuous feedback loop, NexGen evaluates governance frameworks, policies, and strategic priorities to ensure alignment with the Company's long-term objectives. Year-round engagement fosters open dialogue and alignment between Shareholders, management, and the Board, maximizing value creation and reinforcing NexGen's commitment to operational excellence and responsible development.

- Company values and culture- Business strategy

  - Short term & long term initiatives

  - Sustainability & Community initiatives and reporting

  - Talent acquisition, scaling, and management

  - Workplace health & safety

  - Management, director and executive compensation

- Board governance and composition

Over the past year, NexGen has actively engaged with Shareholders representing a large majority of the outstanding common shares. Through nearly 700 direct interactions-including one-on-one investor meetings, group discussions, conference calls, sales desk briefings, and site visits-the Company has ensured that Shareholders are well-informed and actively involved in not only the key milestones but also in the Company's philosophy and approach to executing its strategy. NexGen also hosted five site visits and participated in 25 global conferences, reinforcing its commitment to proactive investor outreach.

In addition to these engagements, NexGen actively discusses input on key governance matters, including voting items ahead of the Annual Meeting. Shareholder feedback is formally reported to the Nomination & Governance Committee for review and action, ensuring alignment with best practices and long-term strategy.

To uphold governance excellence, NexGen continuously reviews corporate governance trends, regulatory developments, and best practices, assessing opportunities to refine policies and governance frameworks. This comprehensive engagement process ensures that Shareholder perspectives directly inform corporate strategy-supporting the advancement of Arrow into production to meet the growing global demand for uranium fuel.

As a result of NexGen's ongoing and proactive shareholder engagement, the Board and management continue to receive valuable input on key governance and strategic matters. This feedback has directly influenced several important enhancements, including:

Board Composition & Governance Enhancements:

- Appointed Susannah Pierce in 2024, bringing extensive leadership experience and a proven ability to strengthen relationships with stakeholders, Indigenous communities, and corporate partners, while further enhancing Board diversity.

- Appointed Ivan Mullany in 2023, leveraging his mine development expertise to support NexGen's transition to construction.

- Reduced the number of directorships held by Board members.

- Enhanced compensation transparency, detailing performance metrics and weighting disclosures.

- Increased alignment with the TCFD which has increased transparency and governance on climate related risks and opportunities.

Worldwide Analyst Coverage

NexGen is covered by 20 analysts worldwide, all of whom have issued a Buy / Outperform rating reflecting broad confidence globally in NexGen.

George Ross, Argonaut Securities - BUY

Regan Burrows, Bell Potter Securities - BUY

Alexander Pearce, BMO Capital - OUTPERFORM

Katie Lachapelle, Canaccord Genuity - BUY

Nicolas Dion, Cormark Securities - BUY

Ralph Profiti, Stifel Canada - BUY

Steven Clark, Euroz Hartleys - BUY

Marcus Giannini, Haywood - BUY

Mohamed Sidibé, National Bank of Canada - OUTPERFORM
Gordon Lawson, Paradigm Capital - BUY

Colin McLelland, Petra Capital - BUY

Brian MacArthur, Raymond James - OUTPERFORM

Andrew Wong, RBC Dominion Securities - OUTPERFORM

David Talbot, Red Cloud Securities - BUY

Orest Wowkodaw, Scotiabank - OUTPERFORM

Andrew Hines, Shaw and Partners - BUY

Justin Chan, Sprott Capital Partners - BUY

Josh Baker, Taylor Collison - OUTPERFORM

Craig Hutchinson, TD Securities Inc - BUY

Ventum Capital - BUY

21 Year in Review

Equity Incentive Plan Optimization:

- Proposed a 10% rolling Stock Option Plan, which continues to reflect a balanced approach to shareholder alignment and incentive structure.

- Maintained an Stock Option Plan that does not require use of Company treasury unlike other Performance Share Units ("PSUs") and Restricted Share Units ("RSUs") plans adopted by peers. The Stock Option Plan ensures the right entrepreneurial, highly accountable culture and preserve the treasury for project development, ensuring strong alignment with long-term value creation-a strategy that has earned recognition for NexGen's disciplined stewardship of its industry-leading asset.

The insights gained from these discussions, along with input from proxy and investor advisory firms, are regularly reviewed by the Nomination & Governance and Compensation Committees and the Board to refine governance and compensation practices and strategic priorities. By maintaining this continuous cycle of engagement, feedback, and action, NexGen fosters maximum positive value creation, ensuring strong governance, operational excellence, and long-term shareholder value.

22 Year in Review

23

Management Information Circular

Information Regarding Organization and Conduct of Meeting

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the "Company" or "NexGen") for use at the annual general and special meeting (the "Meeting") of its Shareholders to be held on Tuesday, June 17, 2025 at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders (the "Notice of Meeting"). Unless otherwise stated, this Circular contains information as at May 1, 2025. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to "$" are to Canadian dollars.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has engaged TMX Investor Solutions Inc. ("TMX") to assist with communicating with Shareholders in connection with these services, TMX is to receive a fee of approximately $45,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.	If you have any questions or require assistance with voting, please contact TMX, by telephone or email at: 1-800-706-3274 toll-free in North America or 1-437-561-5062 (outside of North America) or info_tmxis@tmx.com.

Notice-and-Access

The Company has elected to use the notice and access mechanism (the "Notice-and-Access Provisions") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of this Circular to Shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, Shareholders will receive a notice ("Notice") with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as "stratification" in relation to the use of Notice-and-Access Provisions meaning that all Shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one (1) year after the date this Circular was filed on SEDAR+ by calling toll-free (in Canada and the United States) 1- 800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading "How to Obtain Paper Copies of the Circular" in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are Executive Officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, Management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee's best judgment or as stated above.

24 Management Information Circular

Registered Shareholders

A "Registered Shareholder" is a person whose common shares are registered in the Shareholder's own name. Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the telephone voting system.	To vote over the Internet, Registered Shareholders should go to www. investorvote.com. NexGen Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the voting website.	To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific Time) on June 13, 2025, or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most Shareholders of the Company are "Non-Registered Shareholders" because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed to ensure that the Non-Registered Shareholder's common shares are voted at the Meeting.

Many brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form ("VIF"), instead of the form of proxy. Non- Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non- Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those Shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by TMX Group to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.	If you have any questions or require assistance with voting, please contact TMX, the Company’s proxy solicitation agent, by telephone at 1-800-706-3274 (toll-free in North America) or 1-437-561-5062 (outside of North America)

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

25 Management Information Circular

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such Shareholder's legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal representative, and deposited at the Company's registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

CDI Holders

Each person who is recorded as the holder of CDIs on May 1, 2025 in the register of holders of CDIs kept by or on behalf of NexGen (each such person being a "Relevant CDI Holder") is entitled to instruct CHESS Depository Nominees Pty Limited ("CDN"), a wholly owned subsidiary company of ASX Limited that was created to fulfill the functions of a depositary nominee, or its custodian which holds the NexGen common shares underlying their CDIs how to vote those shares on the resolutions to be considered at the Meeting. If you are a Relevant CDI Holder and wish to give such voting instructions, you must complete and submit the CDI voting instruction form accompanying this Notice of Meeting or lodge your vote online at www.investorvote.com.au using your secure access information contained in the CDI voting instruction form. Relevant CDI Holders can expect to receive a CDI voting instruction form, together with the Meeting materials from Computershare, the CDI registry in Australia.

For your CDI voting instruction form to be valid, it must be received by Computershare Investor Services Pty Limited ("Computershare") no later than 9:00am on June 12, 2025 (Australian Western Standard Time) in order to allow CDN or its custodian which holds the underlying common shares sufficient time to provide voting instructions in respect of the relevant common shares to NexGen by the proxy submission deadline of 2:00pm on June 13, 2025 (Pacific time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting, and in addition you must be a Relevant CDI Holder.

Please note that holders of CDIs are not Registered Holders of the common shares to which those CDIs relate, and therefore are not entitled to vote in person at a Meeting in their capacity as a holder of CDIs.

Advance Notice Provisions

On May 21, 2015, Shareholders approved an amendment to the Company's articles to implement advance notice provisions for the nomination of directors (the "Advance Notice Provisions"). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of Shareholders, at least 30 days and no more than 65 days before the date of the meeting, and in the case of a special meeting of Shareholders (which is not also an annual meeting of Shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also set forth the information that a Shareholder must include in the notice to the Company. See the Company's amended articles which are available under the Company's profile on SEDAR+ at www.sedarplus.ca for full details (filed on May 26, 2015). No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below under "Business to be Transacted at the Meeting - Election of Directors".

26 Management Information Circular

Voting Shares and Principal Shareholders

Record Date

The Board of Directors of NexGen (the "Board") has fixed May 1, 2025, as the record date, being the date for the determination of the holders of the Company's common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of May 1, 2025, there were a total of 569,668,514 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen Shareholders and to have one vote for each common share held.

To the knowledge of the directors and Executive Officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen.

Interest of Certain Persons in Matters to be Acted Upon

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or Executive Officer of the Company at any time since the beginning of the Company's last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, Executive Officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors and the resolution regarding the approval of the Stock Option Plan as such persons are eligible to participate in such plan.

Interest of Informed Persons in Material Transactions

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company's last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2024, and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management's discussion and analysis were sent to all Shareholders who have requested a copy. The Company's consolidated financial statements and related management's discussion and analysis for the financial year ended December 31, 2024, are also available under the Company's profile on SEDAR+ (www.sedarplus.ca) and on the Company's website (www.nexgenenergy.ca).

27 Management Information Circular

28

Business of the Meeting

PROPOSAL 1

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

The Board unanimously recommends the re-election of the nine Director nominees and the new election of Sharon Birkett listed on the right, each to serve a one (1) year term beginning at the 2025 Annual Shareholders' Meeting and continuing until the 2026 Annual Shareholders' Meeting, or until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR setting the number of directors at ten and the election of the ten director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

Board unanimously recommends that you vote FOR each of its Director nominees.

Director Qualifications

The Board consists of a diverse and highly committed group of individuals who play a vital role in advising and overseeing the Company as it progresses through this pivotal development phase. Collectively, the directors bring a wealth of experience, skills, and qualifications that support the effective oversight of operations and the achievement of the Company's long-term strategic goals, including the advancement of the Rook I Project towards production.

Each nominee for the Board has extensive leadership experience, having held senior executive roles such as CEOs, executive level leaders, and a former Premier of Saskatchewan. The majority of nominees have direct experience in resource development and major project execution, which is highly valuable to the Company's current stage of growth.

The Company places significant value on expertise in areas such as mining operations, financial and legal strategy, community and government affairs, sustainability, environmental and social governance, and workforce development. These competencies are critical for ensuring responsible operations and development, enabling the Company to successfully meet the expectations of stakeholders.

The combination of these skills and perspectives ensures that the Board is well-positioned to provide effective governance and strategic oversight as NexGen advances towards final approvals, securing financing, initiating construction and ultimately transitioning into production.

29 Business of the Meeting

Board Skills Matrix

The Board Skills Matrix sets out the appropriate combination of acumen, skills and experience that has been identified and considered necessary for effective stewardship for the Company through the Nomination and Governance Committee's annual evaluation process. The Board Skills Matrix is applied to assess Board composition, ongoing development and in identifying and recruiting new directors in the future. The Board Skills Matrix reflects how certain of those skills, experience, and other characteristics are currently represented on the Board.

30 Business of the Meeting

Leigh Curyer	Qualifications		Skills
Founder and Chief Executive Officer, NexGen Energy Ltd. Age: 53 Director Since 2013, Not Independent Board Committees - Sustainability	Mr. Curyer(1) has more than 23 years of experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as the President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer's uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects

Mr. Curyer also serves as the Vice Chairman of IsoEnergy Ltd. The Company is a significant shareholder of IsoEnergy Ltd.

	Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.
	Options and Common Shares
	Options:	15,100,000
	Common Shares:	5,550,000
	350,000 of which were acquired in 2024

31 Business of the Meeting

Christopher McFadden	Qualifications		Skills
Director and Chairman, NexGen Energy Ltd. Age: 56 Director Since 2013, Independent Board Committees - Chair of the Board	Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Mr. McFadden was the Managing Director of Resolution Minerals Ltd. from May 2023 to November 2023. He was President and Chief Executive Officer of NxGold Ltd. from February 2017 to March 2020, and, before that the Manager, Business Development at Newcrest Mining Limited. Prior to these roles, he was Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto's exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden currently serves on the Board of IsoEnergy Ltd., and Engenco Limited. The Company is a significant shareholder of IsoEnergy Ltd.

	Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.
	Options and Common Shares
	Options:	2,100,000
	Common Shares:	1,025,000
	25,000 of which were acquired in 2024

32 Business of the Meeting

Richard Patricio	Qualifications		Skills
President and Chief Executive Officer, Mega Uranium Ltd. Age: 51 Director Since 2013, Independent Board Committees -Nomination and Governance (Chair) -Compensation (Chair) -Audit	Mr. Patricio(2) is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015. Mega Uranium Ltd. holds 19,476,265 common shares of NexGen.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. ("Pinetree"), a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at top-tier Toronto- based law firm before moving in-house with a TSX- listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of IsoEnergy Ltd. as Chairman, Toro Energy Limited, Borealis Mining Company, and the Company, all in his capacity as CEO of Mega Uranium Ltd.

	Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.
	Options and Common Shares
	Options:	2,250,000
	Common Shares:	1,444,900
	105,000 of which were acquired in 2024

33 Business of the Meeting

Warren Gilman	Qualifications		Skills
Chairman and CEO, Queen's Road Capital Investment Ltd. Age: 65 Director Since 2017, Independent Board Committees -Nomination and Governance	Mr. Gilman was appointed Chairman and CEO of Queen's Road Capital Investment Ltd. in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited and was Vice Chairman of CIBC World Markets. Mr. Gilman was also Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC, he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corp., China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory Board of Laurentian University.

	Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. Mr. Gilman is a resident of Hong Kong, China.
	Options and Common Shares
	Options:	2,100,000
	Common Shares:	1,200,000
	450,000 of which were acquired in 2024

34 Business of the Meeting

Sybil Veenman	Qualifications		Skills
Corporate Director Age: 61 Director Since 2018, Independent Board Committees -Sustainability -Audit	Ms. Veenman has more than 30 years of mining industry experience, including as a senior executive and as a public company director. Previously, Ms. Veenman was a Senior Vice- President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc.

	Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.
	Options and Common Shares
	Options:	2,100,000
	Common Shares:	557,374
	257,374 of which were acquired in 2024

35 Business of the Meeting

Karri Howlett	Qualifications		Skills
President, Karri Howlett Consulting Inc. Age: 49 Director Since 2018, Independent Board Committees -Nomination and Governance -Sustainability (Chair)	Ms. Howlett has more than 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. She is the Principal of Karri Howlett Consulting which provides clients with an informed third-party perspective and a tailored process to help navigate embedding sustainability, financial, and risk management strategies.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Her extensive experience in sustainability matters makes her extremely well qualified to serve as Chair of NexGen's Sustainability Committee.

Ms. Howlett currently sits on the Boards of Gold Royalty Corp., and March Consulting Associates Inc., and is on the Board of Governors for the University of Regina. She recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021, leading the development and implementation of net zero carbon emission strategies.

	Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. Ms. Howlett is a resident of Saskatchewan, Canada.
	Options and Common Shares
	Options:	2,100,000
	Common Shares:	504,625
	241,725 of which were acquired in 2024

36 Business of the Meeting

Brad Wall	Qualifications		Skills
President, Flying W Consulting Inc, Former Premier of Saskatchewan Age: 59 Director Since 2019, Not Independent Board Committees -Sustainability	Mr. Wall(3) was the 14th Premier of Saskatchewan. Mr. Wall brings to NexGen's Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the province's finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall brings to NexGen extensive national energy policy, political and economic experience and has demonstrated a very strong commitment, results and advocacy in the best interests of Saskatchewan and Canada over his entire career. That experience has proven to be very beneficial to the Board in dealing effectively with the various regulatory and political bodies needed to ensure success of the Rook I Project.

Mr. Wall currently serves on the Boards of Maxim Power Corp., Whitecap Resources Inc., and Helium Evolution, and is a partner in a yearling cattle ranch operation.

	Mr. Wall attended the University of Saskatchewan, graduating with an honours degree in Public Administration and an advanced certificate in Political Studies. Mr. Wall is a resident of Saskatchewan, Canada.
	Options and Common Shares
	Options:	1,800,000
	Common Shares:	258,000
	201,500 of which were acquired in 2024

37 Business of the Meeting

Ivan Mullany	Qualifications		Skills
Corporate Director, NexGen Energy Ltd. Age: 62 Director Since 2023, Independent Board Committees -Sustainability -Compensation	Mr. Mullany is a senior mining executive with over 35 years of extensive leadership experience spanning project development, operational excellence, innovation, business strategy, and governance. Most recently, with Newmont and its predecessor Goldcorp Inc. on the Senior Leadership Team, he led numerous major projects collectively in excess of $18 billion, during the engineering study, construction and execution stages.

Mr. Mullany's tenured career in the mining sector has led to exceptional international experience, leading diverse teams in multiple jurisdictions.

Mr. Mullany's experience in the successful execution of global mining project construction and operational excellence is a significant asset to the Board as the Rook I Project advances into Detailed Engineering.

	Mr. Mullany is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM) and a member of the Canadian Institute of Mining and Metallurgy (CIMM) and is a resident of Ontario, Canada.
	Options and Common Shares
	Options:	500,000
	Common Shares:	NIL

38 Business of the Meeting

Susannah Pierce	Qualifications		Skills
Former President and Country Chair, Shell Canada Age: 52 Director Since 2024, Independent	Ms. Pierce has more than 20 years of experience in bringing businesses, governments, communities, Indigenous groups, and other non-governmental organizations together to support the development of major capital projects to maximize investment returns.

In her former role of President and Country Chair, Shell Canada Limited, she was responsible for driving integration and coordination of business activity and corporate policy across Shell's businesses in Canada. She previously served as Director of Corporate Affairs at LNG Canada, a joint venture of Shell, Petronas, Mitsubishi, PetroChina and Kogas, where she was responsible for the project's federal and provincial regulatory approvals, Indigenous relations and negotiations, government relations, media relations, community consultation and communications.

Ms. Pierce previously served as the Co-Chair of Business Council of Canada Working Group on Climate Change and Energy Transition, and an executive on the Greater Vancouver Board of Trade. She is the past chair of the Business Council of BC, Co- Chair of the Business Council of Alberta's Define the Decade, and Co-Chair of the Canada Chamber of Commerce Western Executive Council. She previously served on the Board of Gemini Corp., and holds an ICD certification.

	Ms. Pierce is a graduate of the Johns Hopkins School of Advanced International Studies (SAIS) and The George Washington University, and speaks English, Spanish and French, and is a resident of British Columbia, Canada.
	Options and Common Shares
	Options:	NIL
	Common Shares:	350,000

39 Business of the Meeting

Sharon Birkett	Qualifications		Skills
Former Vice President & Chief Financial Officer, Multi-Color Corp. Age: 59 Director Since 2025	Ms. Birkett has more than 20 years' experience as a finance executive and strategic advisor, guiding global organizations, public and private boards of directors, and stakeholders on financial management, rapid business growth, and compliance. Over nearly two decades as Chief Financial Officer at Multi-Color (NASDAQ: LABL)/Collotype Labels, Ms. Birkett was responsible for financial planning and analysis, board reporting, compliance, and key corporate transactions. She substantially contributed to organizational growth and led over 30 bolt-on acquisitions ranging from $20 million to over $1 billion, creating significant shareholder value.

Previously, Ms. Birkett served as Director of Finance for Avery Dennison Materials Pty Ltd. She holds an MBA from the University of Adelaide and a BA in Accounting from the University of South Australia and is a member of the Australian Society of Certified Practicing Accountants. Currently, Sharon is an independent director and audit committee chair of ENVU.

Ms. Birkett is a resident of Florida, USA.
Options and Common Shares
	Options:	NIL
	Common Shares:	NIL

Notes:

1. Mr. Curyer is not independent on the basis that he is an Executive Officer of the Company.

2. In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.

3. Mr. Wall is not independent on the basis that he is an Executive Officer of the consulting company, Flying W Consulting, that is engaged by the Company.

For the purposes of this Circular, unless otherwise stated, "independence" and whether a director is "independent" has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Disclosure Instrument").

40 Business of the Meeting

Meeting Attendance

Attendance	100%	100%	100%	100%	100%	100%

Majority Voting

The policy requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee (the "nominee") who receives a greater number of votes "withheld" from his or her election than votes "for" such election must tender his or her resignation to the Board, to be effective upon acceptance by the Board.	The Company has adopted a majority voting policy, which is available on NexGen's website at www.nexgenenergy.ca.

The Nomination and Governance Committee will consider the tendered director's resignation and recommend to the Board the action to be taken with respect to such tendered resignation. Factors considered by the Committee may include: (i) the reasons, if known, why Shareholders "withheld" or were requested or recommended to "withhold" votes from the nominee, and whether the reasons related to matters other than the qualifications or individual actions of the nominee; (ii) any alternatives for curing what the Committee or the Board, as applicable, believes to be the underlying cause of the "withheld votes"; (iii) the overall composition of the Board and its committees, including the relative mix of skills and experience of the directors; (iv) the share ownership of the nominee or any corporation or other entity on which the nominee serves as a director or Executive Officer; (v) the expected impact of accepting such resignation on any covenants in agreements or plans; (vi) any applicable law, rule or regulation, or securities exchange listing or governance requirement; and (vii) whether or not accepting the resignation is in the best interest of the corporation. The Board, after receiving the Nomination and Governance Committee's recommendation, will determine whether or not to accept the tendered resignation within 90 days of the Shareholder meeting. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board's decision which, in the event the resignation is not accepted, must fully state the reason for that decision. The nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

a. is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that,

i. while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

ii. was subject to an Order that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer; or

b. is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an Executive Officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c. has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

41 Business of the Meeting

Election of Directors at the 2025 AGM

The Board of Directors has thoroughly evaluated all board member nominations, with particular attention to Mr. Patricio's position following his recent re-election results. This review process reflects the Board's commitment to strong governance and shareholder responsiveness. The evaluation strongly reaffirmed Mr. Patricio's valuable contributions and critical role in NexGen's success, demonstrated through his high level of engagement, strategic insight, and governance expertise.

Mr. Patricio has maintained a 100% attendance record at all Board and Committee meetings. As Chair of both the Compensation Committee and the Nomination and Governance Committee, he has worked closely with Laulima, an independent compensation advisor, to ensure NexGen's compensation framework remains competitive while incentivizing long-term performance. Under his leadership, the Compensation Committee has conducted numerous formal and informal meetings to refine NexGen's approach, reinforcing transparency and shareholder alignment.

A key aspect of Mr. Patricio's alignment with NexGen Shareholders is his role as a significant Shareholder and officer of Mega Uranium, which has a significant ownership stake in the Company. As a representative of one of NexGen's top ten Shareholders, his interests are directly tied to long-term value creation. This investment extends beyond NexGen, as Mega Uranium also holds a substantial stake in IsoEnergy, a company in which NexGen maintains a ~32% ownership position. This interconnected investment structure reinforces his strategic alignment with NexGen's corporate objectives.

It is noteworthy that Mega Uranium operates as an investment-focused entity, not an operational company. As such, Mr. Patricio's role with Mega Uranium does not require the same level of daily operational oversight as traditional executive positions of companies with operating focused activities, enabling his strong commitment to NexGen. His directorships directly relate to Mega Uranium's investment positions, including IsoEnergy, which was spun out of NexGen.

Following the Board's robust annual evaluation process, which includes an assessment of director effectiveness and Shareholder feedback, the Board (with Mr. Patricio abstaining) reaffirmed its confidence in his ongoing contributions. His expertise in mining, capital markets, and strategic oversight remains critical as NexGen advances into its next phase of development.

The Board remains committed to ongoing governance enhancements and continuously evaluates the effectiveness of all directors. Based on this thorough review, the Board strongly believes Mr. Patricio is highly qualified, deeply engaged, and fully aligned with NexGen's Shareholders. His continued presence on the Board is essential to executing NexGen's strategic vision and contributing to the Company's long-term success.

Clarification Regarding Director Independence and Option Grants

The Board of Directors remains committed to upholding the highest governance standards and ensuring that all directors act in the best interests of NexGen and its Shareholders.

With that, it is important to address the misconception held by Glass Lewis that option grants compromise director independence. NexGen's option grants are designed to align directors' interests with those of Shareholders by incentivizing long-term value creation. These grants are not discretionary cash awards but equity-based incentives that vest over time, ensuring that directors remain focused on sustained company growth. The fact that directors hold options does not impair their independence; rather, it reinforces their alignment with shareholder interests, as their financial incentives are directly tied to NexGen's long-term success.

Additionally, the valuation of these options using the Black-Scholes model does not reflect actual realized value and is subject to significant variability due to market volatility assumptions. The use of this model often results in an inflated perception of compensation that does not correspond to real financial gains. In reality, directors only benefit from options if they contribute to sustained company growth, leading to an actual increase in share value over time. This differs fundamentally from cash-based compensation, as any potential financial gain from options is directly correlated with NexGen's performance and Shareholder returns.

It is also important to note that historically, directors, Executives, and management have only exercised in-the-money options in the fifth year, shortly before expiry, and only when they are profitable. This underscores the long-term nature of NexGen's equity-based compensation program, ensuring that options are exercised only when real long-term value has been created. Proceeds from these option exercises have been reinvested into the Company, providing critical funding for development activities. Additionally, directors have added shareholdings over time, this investment reinforces their confidence in the Company's future and focus on long term value creation.

NexGen's governance practices remain fully aligned with global best practices for companies of similar scale and development stage. These option grants are consistent with industry norms and serve as a critical tool for attracting and retaining highly qualified Board members with expertise in mining, capital markets, and corporate strategy. For a resource development company like NexGen, where long-term project execution is critical, aligning directors with Shareholders through equity-based incentives is both appropriate and beneficial.

42 Business of the Meeting

Finally, the classification by Glass Lewis of certain directors as "affiliated" rather than "independent" based solely on their receipt of options overlooks the broader governance framework in place at NexGen. Each director continues to demonstrate independent judgment, rigorous oversight, and full participation in governance decisions. Their decision-making is not compromised by option grants but rather reinforced by their direct financial alignment with NexGen's success and shareholder returns.

Given these factors, the concerns of Glass Lewis regarding director independence and option grants do not reflect the actual governance dynamics at NexGen. The Board remains committed to ensuring that its directors serve with the highest levels of integrity, independence, and accountability. We encourage Shareholders to recognize that NexGen's compensation structure is designed to reward long-term performance, ensure strong governance oversight, and maintain alignment between directors and Shareholders.

Board Committees

The Board has adopted a written charter for each of its current committees all of which are available on the Company's website https://www.nexgenenergy.ca/company/default.aspx#corporate-governance-link. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board would delegate specific mandates to such ad hoc committees if and when they are established.	1. Audit: Financial and risk management oversight of the Company.

2. Compensation: Creating and executing the compensation policies, practices, and performance evaluation of the Company.

3. Nomination & Governance: Ensure strong structure and policies in place to execute on strategic vision.

4. Sustainability: Review environmental policies and practices and oversight of corporate social responsibility.

Audit Committee

The Audit Committee has oversight responsibilities with respect to the Company's: -Financial statements and Management Discussion and Analysis ("MD&A") -Internal controls -External auditors	Members	Independent	2024 Attendance
	Trevor Thiele	⬤	4 of 4	100%
	Richard Patricio	⬤	4 of 4	100%
	Sybil Veenman	⬤	4 of 4	100%

-Risk management including cyber security

-Compliance with legal and regulatory requirements

-Management information technology

The Chair of the Audit Committee is Trevor Thiele. Mr. Thiele has more than 30 years' experience in senior finance roles in medium to large Australian listed companies and holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele has chosen not to stand for re-election as a director of the Company in 2025.

Under National Instrument 52-110 - Audit Committees (NI 52-110), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee's charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company's Annual Information Form dated March 3, 2025 (the "AIF") under the heading "Audit Committee Disclosure" with respect to the financial year ended December 31, 2024.

The AIF is available for review by the public on the SEDAR+ website located at www.sedarplus.ca under the Company's profile and may also be obtained free of charge by sending a written request to the Company at the Company's head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

The Audit Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

43 Business of the Meeting

Compensation Committee

The Compensation Committee is responsible for identifying and mitigating risks associated with the Company's compensation policies and practices, particularly those that encourage or may encourage excessive risk-taking by Executive Officers. These responsibilities include oversight over the Company's:

-Compensation policies and guidelines

-Executive compensation
Members	Independent	2024 Attendance
Richard Patricio	⬤	3 of 3	100%
Don Roberts	⬤	1 of 1	100%
Ivan Mullany	⬤	3 of 3	100%

-Succession management

-Performance evaluation and board self-assessments

The Chair of the Compensation Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions. The Compensation Committee makes recommendations to the full Board, ensuring alignment.

Mr. Roberts did not stand for re election in 2024, and attended all of the Compensation Committee meetings while still a Director of the Company.

Further details regarding the responsibilities, powers and operation of the Compensation Committee are found within the Compensation Discussion and Analysis, on page 53 of this Circular.

The Compensation Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

 Nomination and Governance Committee

The Nomination and Governance Committee has oversight responsibilities with respect to:

-Designing the criteria for Board membership

-Assigning Board members to Board committees

-Assessing the competencies and skills of existing directors and committees

Members	Independent	2024 Attendance
Richard Patricio (Chair)	⬤	2 of 2	100%
Warren Gilman	⬤	2 of 2	100%
Karri Howlett	⬤	2 of 2	100%
-Determining if new directors with additional skills or experience are needed

-Continuing director education and director succession

The Chair of the Nomination and Governance Committee is Richard Patricio. Mr. Patricio has built a number of mining companies with global operations and has experience as a senior officer and director in several companies listed on a number of stock exchanges. Mr. Patricio received his law degree from Osgoode Hall Law School and is a member of the Law Society of Ontario.

The Nomination and Governance Committee performs an annual assessment designed to ensure that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making, directed toward superior shareholder value creation. The Nomination and Governance Committee may retain external consultants or advisors if it considers this appropriate to assist the Committee in fulfilling its duties.

44 Business of the Meeting

Sustainability Committee

Sustainability issues are of particular importance to the Board due to the nature of the Company's business. Accordingly, the Sustainability Committee is composed of five (5) directors to provide oversight with respect to:

 - Environmental policies and practices

 - Corporate social responsibility

 - Health and safety

 - Compliance with applicable laws, legislation, industry standards, and Company objectives as they relate to the above areas

	Members	Independent	2024 Attendance
	Karri Howlett (Chair)	⬤	1 of 1	100%
	Sybil Veenman	⬤	1 of 1	100%
	Ivan Mullany	⬤	1 of 1	100%
	Brad Wall	⬤	1 of 1	100%
	Leigh Curyer	⬤	1 of 1	100%

The Chair of the Sustainability Committee is Karri Howlett. Ms. Howlett recently served on the Board of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021. She has more than 20 years of experience in risk analysis, corporate strategy, mergers and acquisitions and financial due diligence, and holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the CFA designation and the Chartered Director designation.

The Sustainability Committee ensures that the principal risks and opportunities related to environmental, corporate social responsibility, and health and safety have been identified and that sufficient resources are allocated by management to address them. The Sustainability Committee may retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

Technical Committee

In connection with the Company's ongoing optimization of its development plans and transition to construction, the Board is currently finalizing the development of a Technical Committee that will provide oversight with respect to the technical, operational and technological matters related to the Company's mineral properties and projects, including the Project.

The Technical Committee will play a key role in ensuring that technical and operational activities align with the Company's strategic objectives, adhere to regulatory requirements, and mitigate potential risks.

The Technical Committee will be empowered to retain external consultants and other advisers if it considers this appropriate to assist the Committee in fulfilling its duties.

45 Business of the Meeting

Attendance

The Board schedules regular meetings of the Board and its committees with perfect attendance by directors. In addition to quarterly Board meetings noted below, members of the Board also informally met twice in 2024 specifically to discuss the strategic direction of the Company.

Director	Board Meetings Attended	Director	Board Meetings Attended
Leigh Curyer	4 of 4	Karri Howlett	4 of 4
Christopher McFadden	4 of 4	Brad Wall	4 of 4
Richard Patricio	4 of 4	Don J. Roberts	2 of 2
Trevor Thiele	4 of 4	Ivan Mullany	4 of 4
Warren Gilman	4 of 4	Susannah Pierce	2 of 2
Sybil Veenman	4 of 4

Note:

1. Mr. Roberts did not stand for re-election in 2024. Ms. Pierce was elected in June 2024 and attended all meetings after election.

The Board and its committees held the following number of meetings in the financial year ended December 31, 2024. In addition, the Board participated in two strategic sessions in June and November.

Note:

1. Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings throughout the year.

Committee	Year Ended December 31, 2024
Board	4
Audit	4
Compensation	3
Nomination and Governance	2
Sustainability	1

46 Business of the Meeting

 PROPOSAL 2

Appointment of Auditor

At the Meeting, Shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver, BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company's independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

Board unanimously recommends that you vote FOR Proposal 2.

The aggregate fees billed by the Company's external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year	Audit	Audit Related-	Tax	All Other
Ending	Fees (1)	Fees (2)	Fees (3)	Fees (4)

2023	$412,422	Nil	Nil	Nil
2024	$431,826	Nil	Nil	Nil

Notes:

1. $81,691 of this amount in 2024 related to audit services performed in connection with securities filings (2023 - $106,456).

2. The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

3. The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning.

4. The aggregate fees for products and services other than as set forth under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

47 Business of the Meeting

PROPOSAL 3

Re-Approval of Stock Option Plan

At this pivotal moment in NexGen's evolution, the Company seeks Shareholder support for a renewal of a reduced critical three (3) year compensation plan that will enable NexGen to continue attracting and retaining the exceptional talent required to advance the world's largest uranium development project through its next crucial phase of construction.

As one of the largest pre-production mining companies globally by market capitalization, NexGen's compensation framework has been carefully designed to reflect the Company's unique position in the market while preserving capital for project development. The stock option-based approach has proven instrumental in building and maintaining a world-class team while ensuring complete alignment with shareholder interests-Executives and directors benefit only when Shareholders see gains.

Following extensive consultation with Shareholders and a comprehensive review of equity utilization patterns, the proposed plan includes a significant and voluntary reduction in the share-based compensation reserve from 20% to 10% of common shares outstanding. The Company has received Shareholder approval for this 20% option plan three times in the past given the stage of development and shareholder engagement. This substantial decrease in potential dilution reflects NexGen's commitment to careful consideration of the requirements for the upcoming phases of the Project and also stewardship of Shareholder equity, because we are all Shareholders (ones that are highly concentrated). Notably, the Company's historical equity usage has consistently remained below 10% despite having had access to 20% over the past nine (9) years, demonstrating prudent management of the share reserve. This proactive reduction directly addresses Shareholder feedback regarding dilution concerns while maintaining the ability to incentivize and retain highly specialized talent essential for Rook I's development.

The timing of this approval is crucial. As NexGen approaches construction and future operational phases, the ability to offer competitive, performance-based equity compensation is more critical than ever. Without this plan, the Company would need to rely more heavily on cash compensation-capital that is strategically reserved for project development. The deliberately structured approach, emphasizing long-term, at-risk pay over cash compensation, has been fundamental to NexGen's industry-leading performance and must be maintained through these next important phases of growth.

The Compensation Committee, working closely with independent advisor Laulima, has conducted an extensive study of compensation practices and designed this three (3) year plan to bridge NexGen's transition while actively developing evolved compensation structures for the Company's future as an operating entity. This comprehensive review validated that the current option- based structure remains the most effective mechanism for driving long-term performance and rewarding value creation. NexGen's exceptional TSR and share price performance further affirm the effectiveness of this approach in creating sustainable shareholder value while fostering a culture of accountability and strategic execution. This measured approach ensures the maintenance of competitive compensation practices while preserving the flexibility to adapt as the business transforms.

Shareholder support of this plan is essential to maintaining NexGen's momentum and ensuring the Company retains the exceptional team that has delivered industry-leading shareholder returns while advancing Rook I toward production.

Shareholders previously approved the Company's current incentive option plan in 2022. Under the Stock Option Plan, directors, officers, employees and persons or companies engaged by the Company or its affiliates to provide services for an initial, renewable or extended period of 12 months (collectively, "Eligible Persons") may be granted options to acquire common shares. Since the Stock Option Plan is a "rolling" plan, as described in Section 613 of the TSX Company Manual, the Company must obtain Shareholder approval of the unallocated entitlements under the Stock Option Plan every three (3) years, in accordance with the policies of the TSX. Shareholders approved the current 20% plan on June 23, 2022.

The Board is proposing to limit the total number of stock options available for issuance under the Stock Option Plan at 10% of the issued and outstanding common shares of the Company. All other aspects of the previously approved Stock Option Plan remain the same.

Board unanimously recommends that you vote FOR Proposal 3.
48 Business of the Meeting

Overview of the Stock Option Plan

The principal terms of the Stock Option Plan are described under the heading "Principal Terms of the Stock Option Plan" below, and a complete copy of the Stock Option Plan is attached as "Schedule B - Stock Option Plan". The Board has delegated administration of the Stock Option Plan to the Compensation Committee.

Pursuant to the Stock Option Plan, options ("Options") to purchase common shares ("Common Shares") in the capital of the Company may be granted to directors, officers, employees and long-term service providers of the Company. When Options have been granted, Common Shares reserved for issuance under an outstanding Option are referred to as allocated options. Additional Common Shares that may be issued pursuant to the Stock Option Plan, but which are not subject to current Option grants, are referred to as unallocated Options.

The Stock Option Plan is a "rolling plan", whereby the Board is entitled to issue Options in respect of a maximum number of Common Shares equal to 10% of the issued and outstanding Common Shares of the Company from time to time (previously a maximum of 20% of the issued and outstanding Common Shares). A "rolling plan" allows the number of shares covered by Options that have been exercised to be available for subsequent grants under the Stock Option Plan. In addition, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the Stock Option Plan in future.

The Stock Option Plan is intended to provide the Company with the ability to issue Options to Eligible Persons as long-term equity- based performance incentives, which are a key component of the Company's compensation strategy and critical in attracting, retaining and motivating key persons whose contributions are important to the future success of the Company. The Board believes that it is important to align the interests of directors, management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of Options whose value over time is dependent on the market value of the Common Shares.

Based on issued and outstanding Common Shares at May 1, 2025, the number of Options that may be issued under the Stock Option Plan is limited to 10% of issued and outstanding Common Shares being 56,966,851 of which Options to purchase up to 47,740,130 Common Shares (representing 8.38% of issued and outstanding Common Shares) are outstanding, leaving unallocated Options to purchase up to 9,226,721 Common Shares (representing 1.62% of issued and outstanding Common Shares) available for future Option grants. The weighted average exercise price of outstanding Options to purchase Common Shares is $6.09. The average remaining contractual life of the outstanding Options is 2.23 years.

Strategic Use of Stock Options

The Company utilizes Options as the primary share-based compensation for its CEO, Executives, employees and directors. The Company believes they are the most appropriate long-term incentive for a pre-production mining company for the following reasons:

Strong Alignment with Shareholder Value: Options provide strong alignment between executive interests and Shareholder value. The benefits are only realized from stock options if the Company's share price appreciates significantly, over the term of the option, directly incentivizing the organization to drive long-term value creation through successful advancement of the Rook I Project which spans across permitting, community, exploration, project development, project financing, and ultimately, commercial production.	Cash Conservation: As a pre-production company, cash conservation is paramount. Options are a non-cash form of compensation, allowing NexGen to allocate capital towards critical exploration and development activities while still providing strong incentives to the team.

Focus on Long-Term Performance: The vesting period applied to grants encourages the team to focus on long-term value creation, aligning their interests with the Company's long-term strategic goals. This focus on sustainable growth is essential for building long-term shareholder value.

Capitalizing on Upside Potential: Provide motivation towards calculated steps necessary to unlock the full potential of the Rook I Project. This proactive approach is critical for a pre-production mining company where success hinges on navigating the complexities of project development.

49 Business of the Meeting

Board Recommendation

The Board recommends that Shareholders vote in favour of the resolution re-approving the Stock Option Plan. The Company needs, and will continue to need, the ability to grant share purchase options as a means to attract people with the skills and talent it will require in the future as the Rook I Project advances though Environmental Assessment, engineering, construction and production. As a rapidly growing Canadian business, the Board believes that the Stock Option Plan provides the Company with the appropriate incentive to align long-term interests of the Company with its employees and allows it the ability to attract the right talent for the Project which is very important during this period of project development.

The Board recognizes that Options granted to directors, Executives and other employees represent potential dilution to current Shareholders. However, the Board believes that the flexibility provided by the Stock Option Plan, in allowing the Company to preserve cash while ensuring that the Company continues to have a robust and viable incentive tool, is necessary for the continued development of the Rook I Project.

In the event the resolution re-approving the "rolling plan", as described below under the heading "Text of Resolution", is not passed by the requisite number of votes cast at the Meeting, the Company will not have an operative option plan and, therefore, the Board will not be able to issue additional stock options until such time as another option plan is created and approved by Shareholders. As a result, the Company may have difficulty attracting and retaining high calibre personnel and will have to consider alternate forms of compensation, including additional cash bonuses, other share incentive plans or other means in order to attract and retain such personnel. Options previously allocated under the Stock Option Plan will continue unaffected by the disapproval of the resolution; however, previously granted Options will not be available for re-allocation if they are canceled prior to exercise.

Principal Terms of the Stock Option Plan

The following is a summary of the principal terms of the Stock Option Plan.

Number of Securities Issuable. A maximum of 10% of the number of issued and outstanding Common Shares may be reserved for issuance at any one time under the Stock Option Plan, less any Common Shares reserved for issuance under any other security- based compensation arrangement.

Insider Participation Limit. A maximum of 10% of the number of issued and outstanding common shares of the Company may be (a) issued to insiders under the Stock Option Plan and under any other security-based compensation arrangements of the Company within any one (1) year period, and (b) issuable to insiders of the Company under the Stock Option Plan and under any other security- based compensation arrangements of the Company at any time.

Exercise Price. The exercise price will not be less than the closing market price on the TSX on the day immediately preceding the grant of the option.

Vesting. Vesting of options granted under the Stock Option Plan, do not vest automatically, will be at the discretion of the Board. On a change of control or takeover bid the options granted under the Stock Option Plan will fully vest.

Cashless Exercise. A Participant may elect to exercise an Option, without payment of the aggregate Exercise Price due on such exercise (any such exercise, a "Cashless Exercise"). The calculation for such an exercise is outlined here.

Change of Control. For the purposes of the Stock Option Plan, a change of control occurs on the following events: (i) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (ii) the consummation of a sale of all or substantially all of the assets of the Company, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer	Cashless Exercise Calculation
X = [Y(A - B)]/A

Where:

X = the number of Common Shares to be issued to the Participant upon such Cashless Exercise

Y = the number of Common Shares underlying the Option being exercised

A = the Market Price as of the date of receipt by the Company of such Cashless Exercise Notice, if greater than the Exercise Price

B = the Exercise Price of the Option being exercised

Bids (or any successor instrument thereto), of common shares of the Company which, when added to all other common shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the

50 Business of the Meeting

first time more than 50% of the outstanding common shares of the Company; or (v) the removal, by extraordinary resolution of the Shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's board who were not members of the Company's incumbent board immediately preceding such election.

Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

- subject to the discretion of the Board to resolve otherwise, if an optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, such optionee's vested options will expire on the earlier of the expiry date and 90 days after such cessation and any unvested options will immediately terminate;

- if an optionee dies, such optionee's vested options will be exercisable by the optionee's lawful representatives but will expire on the earlier of the 12 months after the date of death and the date of expiration of the term otherwise applicable to such options;

- if an optionee is dismissed for cause, such optionee's vested options will expire on the earlier of the expiry date and 30 days after such dismissal and any unvested options will immediately terminate; and

- if an order by the British Columbia Securities Commission, or similar regulatory authority with jurisdiction over the Company, prohibits an optionee from holding options, the options of the optionee will terminate immediately.

Term of Options. Options granted under the Stock Option Plan will have a maximum term of ten (10) years from their date of grant.

Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a blackout period, or within nine business days following the expiry of a blackout period, the expiry date of the option will be extended to ten (10) business days after the trading restrictions are lifted.

No Assignment. Subject to the provisions of the Stock Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, other than to a wholly-owned entity of an employee, officer or director or an RRSP, RRIF or TFSA of such employee, officer or director or by will or the laws of descent and distribution.

Amendments. Subject to the requirements of applicable laws and TSX rules requiring Shareholder or other approval, the Stock Option Plan provides that the Board may amend, modify or terminate the plan or any option, except that the Board may not undertake any such action if it were to adversely affect a previously granted option, without the consent of the affected optionee.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan or any option:

- an increase to the aggregate maximum number of securities issuable under the Stock Option Plan (either as a fixed number or a percentage);

- a reduction in the exercise price of an outstanding option;

- an extension of the term of any option beyond the expiry date or allowing the expiry date to exceed ten (10) years, except as permitted in connection with a blackout period;

- any amendment to permit assignments or exercises other than as permitted by the Stock Option Plan;

- altering the categories of individuals eligible to receive options under the Stock Option Plan;

- an amendment to the insider participation limit described above; and

- an amendment to the amendments requiring shareholder approval.

Amendments Without Shareholder Approval. The Stock Option Plan or any option may be amended without Shareholder approval for the following:

- amendments of a "housekeeping" nature;

- amendments necessary to comply with the provisions of applicable law;

- amendments respecting the administration of the Stock Option Plan;

- amendments to the vesting provisions of the Stock Option Plan or any option;

- amendments to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

- the addition of any form of financial assistance by the Company for the acquisition of common shares under the Stock Option Plan, and the subsequent amendment of any such provisions;

- amendments to the cashless exercise feature; and

- any other amendment not requiring Shareholder approval under applicable law (including the polices of the TSX).

51 Business of the Meeting

Stock Option History

The following table provides a three (3) year history of the plan maximum, securities available for grant, securities awarded, and burn rates for the Stock Option Plan required under Section 613 of the TSX Company Manual.

	2024		2023		2022
	#	%	#	%	#	%
Plan Maximum(1)	113,817,703	20%	105,068,105	20%	96,506,029	20%
Remaining Securities Available to Grant(2)	65,200,908	11.46%	53,502,303	10.18%	46,867,139	9.71%
Outstanding Securities Awarded(3)	48,616,795	8.54%	51,565,802	9.82%	49,638,890	10.29%
Burn Rate(4)	5,953,000	1.07%	10,849,062	2.18%	9,744,729	2.03%

Notes:

1. The maximum number of securities issuable under the Stock Option Plan, expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

2. The total number of Common shares reserved for issuance pursuant to the Stock Option Plan, less the number of options outstanding, expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

3. The total number of options pursuant to the Stock Option Plan outstanding expressed as a percentage of the total number of Common Shares outstanding as of December 31st of each year.

4. The annual burn rate under the Stock Option Plan was calculated in accordance with section 613(p) of the TSX Company Manual.

Resolution

At the Meeting, or any adjournment thereof, Shareholders of the Company will be asked to consider, and if deemed advisable, pass, with or without variation, an ordinary resolution approving all unallocated options, rights and other entitlements under the Stock Option Plan, as set out below:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. all unallocated options, rights and other entitlements under the Stock Option Plan as outlined in the Circular be and are hereby approved;	2. the Company has the ability to continue granting options under the Stock Option Plan until June 17, 2028, being the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval to the continuation of the Stock Option Plan is being sought; and	3. any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% + 1 vote).

Unless otherwise directed by the Shareholders appointing them as proxyholder, the persons named in the enclosed proxy form intend to vote FOR the Share Option Resolution.

The Company's Stock Options:

With respect to the Company's Stock Option Plan, the Compensation Committee and Board have crafted NexGen's Option awards to have a five (5) year term and two (2) year vesting period, enhancing the Company's ability to retain key high-performance employees, which is especially important during the current development stage given the unique skill sets required to execute in line with NexGen's strategy.

Vest 1/3 per year for 2 years.	The options have a 5-year term.

The exercise price is set at the closing price of the grant date.

Historically, these options have only been exercised by Executives at the end of the five (5) year term if they are above the exercise price.

52 Business of the Meeting

53

Message from the Compensation Committee Chair Richard Patricio

Dear Valued and Fellow Shareholders,

2024 has been a year of major growth within the organization, highlighting the success of the Company's consistently bold strategies.

NexGen has always defied the odds, and will continue to do so. It was first told that there would be nothing to find in the western side of the Athabasca Basin - that was proved false with the discovery of the Arrow deposit which is now the undisputed best uranium project in the world. NexGen was told that contracting while maintaining significant upside price exposure would not be accepted by utilities - that was proved false with uranium sales awarded in December 2024. NexGen was told its approach to permitting would take over 10 years - that also turned out to be false as the Company is currently moving into its final stages.

As a founder of the Company and a major Shareholder, it is in the DNA of the Company to do what is right, and not what others say, and continue in its innovative roots.

To address Shareholder feedback from the 2024 AGM, the Compensation Committee engaged Laulima, its independent compensation consultant, to conduct an extensive review of the Company's entire compensation program, with a specific focus on the LTI plan in 2024, including adopting a plan, providing for the grant of RSUs, PSUs, and Deferred Share Units ("DSUs"). Additionally, the Company conducted numerous one-to-one interviews with major Shareholders to discuss its approach to compensation and receive feedback. The majority of our major active Shareholders are supportive of our current approach to compensation including the use of stock options as our primary LTI vehicle given the stage of the Company as well as the acceptance that entrepreneurialism and accountability are best incentivized through stock options.

As part of their work, Laulima met numerous times with the Compensation Committee, facilitated discussions with the entire Board of Directors, and developed a revised peer group to benchmark the Company's executive and director compensation. The revised peer group consists of companies that are in a similar industry, have similar scope of operations, and market capitalization. However, the Company is highly unique, given it has the largest uranium asset under development and is one of the largest and most strategic pre-production mining companies globally. Further, all aspects of mine development have been and continue to be done simultaneously, demanding the highest levels of accountability and adaptability by the entire team.

Laulima concluded that the Company's executive and director cash compensation are positioned lower than the peer group, and that the Company's pay mix is significantly weighted towards 'at-risk' LTI compensation.

After careful consideration of Laulima's guidance and Shareholder feedback, the Board has concluded that no substantive changes to our compensation approach are required at this time, and that the Company will continue to focus on stock options as our LTI vehicle for the next three (3) years. While this is moderately different from peer practice, it is what's right for the Company currently. The Board believes this will:

- Allow NexGen to continue its history of using capital efficiently, as we understand that each dollar spent is a dollar raised and focus the deployment of cash to further the development of the Rook I Project and exploration of its extensive property portfolio.

- Provide the Company the best opportunity to attract top talent that is transparent in approach, resilient, highly accountable and entrepreneurial, which in turn will allow us to continue to maintain our innovative approach and elite standards and deliver industry-leading TSR performance. This is a key aspect when considering more vanilla forms of equity incentives which do not represent truly 'at risk' compensation and therefore are more akin to cash compensation.

- Allow NexGen to continue its pay-for-high-performance philosophy, and align its substantial emphasis on 'at risk' pay with the Company's share price performance through stock options which only reach their expected value if the Company's share price increases significantly.

In response to Shareholder feedback, the Board has decided to reduce the share reserve for our stock option plan from 20% to 10% of Common Shares outstanding. This will provide the Company with the right level of incentive in a competitive marketplace, whilst shoring up the balance sheet during this pre- revenue period.

As NexGen continues its progress in becoming an operating, significant cash flow generating mining company, it will adapt its compensation philosophy to reflect its position. Its current roadmap takes into consideration three key stages in NexGen's transformation: 1) permitting, which is reflective of NexGen's existing compensation framework, 2) construction, where compensation programs will shift appropriately towards the third and final stage, and 3) operational, where compensation programs will be tailored to reflect the Company as a fully operational mining company.

54 Compensation Discussion and Analysis

In closing, on behalf of the Compensation Committee and the Board, I ask that you carefully consider our approach to compensation as outlined in more detail in the Compensation Discussion and Analyst ("CD&A") section. Further, to consider the alternative, which will create the wrong incentives and put at risk the Company's ability to execute as it always has. Collectively, we believe our approach will allow the Company to continue to attract, incentivize, and retain employees to develop and execute on NexGen's strategic plan.

Richard Patricio Compensation Committee Chair
55 Compensation Discussion and Analysis

Compensation at a Glance

The carefully considered compensation program developed and overseen by the Company's independent Compensation Committee (the "Compensation Committee") has been a key factor in NexGen's industry-leading progress. The compensation program was specifically designed with the right mix of components to attract, incentivize and retain top tier talent required to develop and execute NexGen's strategic plan ensuring long-term, sustainable value creation for stakeholders.

As the Company holds the largest uranium asset under development in a Tier 1 mining jurisdiction, NexGen competes for highly specialized talent against both pre-production and producing mining companies. A compensation structure that aligns leadership incentives with long-term value creation is critical to ensuring successful execution of the Rook I Project and maintaining NexGen's strong TSR performance.

After a thorough and independent review of its compensation structure, the Compensation Committee reaffirmed stock options as the most effective LTI vehicle, as it at this stage of development aligns with long-term Shareholder value creation and ensures a competitive, performance-driven approach to rewarding employees. The largest active and strategic Shareholders of NexGen have also expressed support for stock options as the primary long-term incentive for NexGen to utilize, reinforcing their alignment with Shareholder interests.

Pay for High-Performance Compensation Philosophy

NexGen offers a competitive and performance-driven compensation program that aligns to the Company's strategic vision and long-term value creation. The program follows a pay-for-high-performance philosophy, ensuring that compensation is directly tied to operational results, project milestones, stakeholder and Shareholder returns, and individual contributions. Compensation should reflect the value employees bring to the organization while fostering a culture of ownership, proactive accountability and operational excellence. Rewards are directly tied to high performance, measurable results, and the achievement of organizational goals, with employees who consistently deliver exceptional results being recognized and rewarded accordingly. The Company feels strongly that the only way to ensure the highest levels of delivery against organizational objectives is to incentivize the team as owners of the business through equity which is at risk. This also ensures the right entrepreneurial approach is taken and thus avoids complacency and entitlement.

NexGen's compensation approach is designed to be market-competitive, attracting and retaining top talent while rewarding Executive Officers and employees based on corporate and individual performance. It also incentivizes leadership to drive sustainable and strategic growth in a prudent way. This alignment of executive and employee incentives with Shareholder interests fosters accountability, innovation, and long-term success.

The compensation program is structured around a strong pay-at-risk philosophy, ensuring that a highly material portion of total compensation is directly tied to performance. This approach incentivizes employees and Executives to drive realized long-term value creation by linking rewards to the achievement of strategic, financial, and operational objectives. By emphasizing variable compensation elements, the program fosters high accountability, encourages disciplined risk-based decision-making, and aligns employee interests with total Shareholder returns over the long-term.

Compensation at NexGen consists of both annual and long-term incentive awards, strongly aligning with long-term objectives and stakeholder value creation.

NexGen has made significant progress in meeting its strategic objectives for the Rook I Project, which has driven the Company's strong share price performance since inception. Accordingly, to ensure that such objectives are met, the Company also offers cash- based STI and long-term incentive awards which pay out only if specific and appropriate objectives closely tied to the strategic plan have been met by the Company and the employee. The Board has proposed a roll forward of the successful Stock Option Plan that has been instrumental in attracting the best talent for Rook I's advancement. This plan aligns participants' interests with those of Shareholders while ensuring NexGen remains competitive in the market.

Laulima Consulting, the Company's compensation advisor, worked closely with the Compensation Committee throughout 2024 to review and refine NexGen's compensation programs, ensuring they align with the Company's ongoing evolution and long- term success. As part of this process, the Compensation Committee engaged in extensive discussions with Laulima to develop a comprehensive executive compensation roadmap. Management also engaged broadly with Shareholders to garner feedback on its approach to compensation. The largest active Shareholders support NexGen's approach as it fits with a strong capital allocation model and also ensures the entrepreneurial spirit is strong in the culture.

This roadmap reflects three key stages in NexGen's transformation: (1) finalizing permitting, aligned with NexGen's existing compensation framework, (2) construction, where compensation programs will transition toward operational readiness, and (3) full operations, where compensation structures will be tailored to a producing mining entity.

56 Compensation Discussion and Analysis

Following a thorough review and cost-benefit analysis, the Compensation Committee is recommending the Stock Option Plan, reaffirming stock options as the primary stock-based compensation mechanism. This approach preserves the proven effectiveness of the current program in driving performance while aligning employee, Executive and director interests with Shareholder value creation. The decision supports NexGen's ability to attract and retain top talent in a competitive market without compromising the strong Shareholder alignment that has contributed to the Company's success. It is critical that compensation is tied to the mid-to-long-term value creation by outlining key milestones that will maximize the potential to optimize the objectives and ensuring these are rewarded. A material portion of compensation in the form of five (5) year stock options ensures success at NexGen.

NexGen's industry-leading TSR since becoming a publicly traded company demonstrates that the shareholder value creation strategy and compensation plan is effectively driving company performance.

NexGen upholds the best practices that drive company-wide excellence to deliver superior, sustainable Shareholder value by incentivizing achievement of both short-term operational goals and long-term strategic goals.

Best Practice Highlights
✓ Pay for performance
✓ Engage an independent compensation advisor
✓ Benchmark executive compensation program against an appropriate peer group
✓ 94% of CEO compensation and 87% of other Executives (as defined below) compensation is at risk
✓ Have maximum payout cap on short-term incentive program
✓ Have a Clawback Policy, an Anti-Hedging Policy and an Insider Trading Policy
✓ The Board may exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout

NexGen Does Not
✓ Guarantee annual base salary increases or incentive compensation including stock options or other equity incentives
✓ Reprice stock options
✓ Offer excessive perks
✓ Offer loans to directors or officers

57 Compensation Discussion and Analysis

Introduction

This section provides information on the executive compensation program for 2024.

NexGen's Named Executive Officers in 2024, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

- Leigh Curyer, President and Chief Executive Officer

- Travis McPherson, Chief Commercial Officer

- Monica Kras, Vice President, Corporate Development

- Graeme Johnson, Chief Project Officer

- Benjamin Salter, Chief Financial Officer

The Named Executive Officers are referred to as "Executives" in the Circular.

Company Overview

The Company is confident that future operations will be profitable based on a combination of factors, notably:

01	The scale: The Rook I Project is expected to deliver average annual production for the first five (5) years of approximately 29 million pounds.

02	The ability to mine using conventional methods: The geological setting of the Rook I Project and the deposit's high grade allows NexGen to utilize a cost- effective bulk mining method.

03	The planned contracting strategy with significant leverage to uranium prices: The expected scale and position allow the Company to approach contracting differently, intending to term contract the majority of future production without floors or ceilings.

04	The approach and partnership with local Indigenous relations: The Company sets and maintains elite standards in all of its planning and execution, translating into a culture of constant evolution and continuous improvement. It has full support and advocacy from local Indigenous Nations in the Local Priority Area.

05

The location in a tier-1 jurisdiction positioning the Company as a future supplier of choice: Recent geopolitical events and operational disruptions have highlighted the strategic value of new sources of uranium supply from tier 1, politically stable jurisdictions.

NexGen's dynamic and diverse team of experienced uranium and industry professionals brings together a world of leading-edge expertise across the entire mining life cycle, all backed by a global base of long-term capital. The Company is listed on the Toronto Stock Exchange and the NYSE under the ticker symbol "NXE", and on the Australian Stock Exchange under the ticker symbol "NXG". The Company is headquartered in Vancouver, British Columbia, with an operations office in Saskatoon, and an office in La Loche, Saskatchewan.

The Company's Strategic Focus

The Company's objective is to increase Shareholder value through the optimized delivery of the Rook I Project, laying the foundation for a globally significant mining company. NexGen's key strategies to achieve this objective are described below:

Successfully conclude the Federal Commission Hearing and obtain Federal Environmental Assessment Approval, following the successful completion of the final Federal technical review in November 2024 and subsequent hearing dates in November 2025 and February 2026.

- On November 2024, the Company announced the successful completion of the final Federal technical review by the CNSC for the Rook I Project.

- This milestone represents a significant de-risking event as it not only enables the Project to advance through to a Commission Hearing but also sets the Company up for success at and after the Hearing.

- Once Federal approvals are obtained, construction will commence immediately as the Company has advanced critical path detailed engineering, procurement, training, vendor and contractor engagement and has the liquidity to commence.

58 Compensation Discussion and Analysis

Growing the Company's reserves through exploration.

- NexGen is well funded to accelerate ongoing exploration and unlock the regional potential of its 192,734-hectare mineral claim position in the southwest Athabasca Basin, Saskatchewan.

- The 2024 exploration program marked significant advancements, applying high-resolution geophysical surveys across all properties and executing more than 34,210 meters of drilling-the largest program in the Athabasca Basin that year.

- A major discovery of intense uranium mineralization was made at PCE in February 2024. Focused drilling in this area uncovered a broad, continuous uranium mineralization with 600 meters of strike length and 600 meters of depth extent. The best drill hole (RK- 24-222) intercepted a 17-meter-wide vein with multiple high-intensity (>61,000 cps) uranium occurrences.

- This breakthrough discovery, NexGen's first new mineralization in eight (8) years, demonstrates geological characteristics analogous to Arrow, highlighting a large, pervasive, and locally high-grade system. Off-scale (>61,000 cps) mineralization was confirmed in five drill holes, including RK-24-222, further reinforcing the potential for high-grade uranium replacement and continuity at PCE.

- The successful exploration efforts in 2024 solidified NexGen's leadership in advancing impactful, high-grade discoveries and set the stage for continued growth and development in the Athabasca Basin with a significant drill program underway at PCE in 2025 where the prospectivity for material growth is clearly evident.

Continuing to optimize the Company's path to production.

- NexGen is well funded to continue to de-risk our path to production at the Rook I Project.

- FEED completed, advancing detailed engineering with procurement of critical path items well advanced.

- Comprehensive site preparation via essential groundwork, infrastructure setup, and the implementation of necessary safety and environmental measures.

Advancing discussions with lenders and signing contracts with customers to optimize the Company's construction funding.

- Expressions of interest exceeding USD$1.6 billion have been received from major financial institutions. Further, other strategic financing options advanced over 2024 and into 2025 with potential to bring forward the value recognition of NexGen. This reflects Rook I's exceptional quality as a low-cost operation in Saskatchewan, a tier-one jurisdiction with high technical, environmental, and social standards, and strong community support.

- Throughout 2024, utilities actively sought contracts for uranium supply as early as 2025 and 2026. The scarcity of low technical and sovereign risk uranium production in the market has bolstered NexGen's contracting approach, which prioritizes volume- based, spot-exposed term agreements to maximize the value of each pound produced and sold.

- In December 2024, NexGen was awarded multiple contracts with multiple US utilities, referencing market related pricing mechanisms at the time of delivery and reflecting the Company's long-term stated strategy of optimizing the value of each pound produced. The Company optimized the contracts by using the 2.7 million pounds of uranium inventory on hand, purchased in May 2024, as both leverage in negotiations and an insurance policy.

- Contracts are expected to be signed during 2025, strengthening our position as a preferred supplier given the planned closing of major mines after exhausting their deposits.

- NexGen's approach will provide customers with reliable, flexible supply with the added knowledge that it has been sourced in a highly sustainable manner.

59 Compensation Discussion and Analysis

The Company's Stock Price Has Outperformed Its Peers Since Inception

Since the Company's initial listing on the TSX Venture Exchange in 2013, NexGen's share price has outperformed the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Global X Uranium ETF (by 2,375%, 2,280%, 2,445%, respectively). The Company has also outperformed each index on a three (3) year, five (5) year and seven (7) year basis. This exceptional share-price performance demonstrates the effectiveness of the compensation program instituted and overseen by the Compensation Committee and the commitment by leadership in creating long-term Shareholder value while advancing the Rook I Project in an optimal manner.

The following graphs compare the Company's cumulative TSR since inception and over the seven, three, five, and one most recently completed financial years ending December 31, 2024. It portrays the growth of $100 invested in the common shares of NexGen over those periods compared to $100 invested in the S&P/TSX Composite Total Return Index, S&P/TSX Global Mining Index, and the Global X Uranium ETF for the same time period.

60 Compensation Discussion and Analysis

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry, individual performance, the Company's performance, and other factors. The trading price of the Common Shares on the TSX, ASX and NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executive Officers. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets including commodity prices.

61 Compensation Discussion and Analysis

The Company Demonstrates Efficient Use of Capital

Since its listing in 2013, NexGen has consistently demonstrated sector-leading capital efficiency, maximizing the impact of its investment in Exploration and Development (as defined below) relative to executive compensation. Among its uranium peers, NexGen maintains the highest ratio of Exploration and Development expenditure to General and Administrative costs (as defined below), while also having the lowest General and Administrative expenditure relative to market capitalization. This underscores NexGen's disciplined financial strategy and capital allocation. This highlights NexGen's entrepreneurial approach that requires the highest levels of ownership, responsibility and accountability of each employee.

In 2024, the Company completed major site activities and advanced the engineering and design of the Rook I Project, which once again demonstrated NexGen's highly efficient and sector-leading use of capital.

Notes:
1. Exploration and Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers" for 2024, or projected if not available at the time of publishing this report, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp. Fission's Exploration and Development spend is prorated based on the cumulative spend up to and including 3Q24 as 4Q24 results were not released due to the acquisition by Paladin.

2. 2023 Salaries were used for the Uranium Peers who had not yet released 2024 Salaries in their 2025 Management Information circular.

3. General and Administrative spend includes General or Administrative expenses as defined in each peer's financial statements, or projected if not available at the time of publishing this report. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected "Uranium Peers", being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp. Fission's General and Administrative spend is prorated based on the cumulative spend up to and including 3Q24 as 4Q24 results were not released due to the acquisition by Paladin

4. Peer Market Capitalization sourced from S&P Capital IQ. Fission's Market capitalization is as of December 24th 2024, the last day it traded on TSX prior to being de-listed at marketclose.

62 Compensation Discussion and Analysis

Compensation Governance

The Board is responsible for overseeing the Company's compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation Committee but retains final authority over the Company's compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The Compensation Committee meets through a combination of formal meetings between two to four times per year and holds in- camera sessions, without the presence of management, as well as informal meetings throughout the year as appropriate.

The Compensation Committee consults with the Board on executive compensation related to:

- Establishing the Company's general compensation philosophy and overseeing the development and implementation of the Company's compensation programs to ensure they further the Company's strategy and are aligned with the interests of Shareholders.

- Reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation, subject to the approval of the Board.

- Reviewing and approving compensation, incentive plans, and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board.

- Reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

The Chief Executive Officer completes a review of Executive Officer performance in accordance with the evaluation criteria set out for the year. As a result of the evaluation, as well as a subjective assessment, the CEO provides recommendations to the Compensation Committee with respect to base salaries, STI and LTI awards for Executives. The Compensation Committee takes into consideration the CEO's recommendations in completing its review and ultimate recommendations to the Board.

Composition of the Compensation Committee

The Compensation Committee is comprised of two (2) independent members of the Board: Richard Patricio (Chair), and Ivan Mullany. Mr. Mullany joined the Committee in August 2023.

Mr. Mullany possesses the relevant decision-making skills that make him a suitable member of the Compensation Committee by virtue of his experience as an executive and exposure to capital markets, corporate governance projects, construction and regulatory matters. Mr. Mullany has over 35 years in the global mining industry with extensive leadership experience across project development, operation excellence, innovation, business strategy and governance. Mr. Patricio, the Chair of the Committee, has similar skills and experience and, as a Board member since the inception of the Company, is intimately familiar with its overall corporate strategy, operations and senior management team. As a result, each Committee member is well qualified to make decisions on the suitability of the Company's compensation policies and practices.

A general description of the education and experience of the Compensation Committee members who will be standing for re-election as directors of the Company at the Meeting, which is relevant to the performance of their responsibilities as Compensation Committee members, is contained in their respective biographies set out under "Election of Directors" in this Circular.

63 Compensation Discussion and Analysis

 Executive Compensation Decision Making Process

Note:

1. The Board carries out its deliberations and voting with respect to the approval of CEO compensation without the CEO being present.

Compensation Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company's compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by Executive Officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of NexGen's projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices encourage responsible and accountable leadership approaches incorporating objective risk assessment and governance.

The Board's oversight of the strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

Key risk-mitigating features in the compensation structure include:

- Engagement of an independent compensation advisor

- Annual review of compensation programs

- Establishing annual corporate and individual performance objectives

- Fixed and variable compensation

- Short-term and long-term incentives

- Board discretion

- Clawback and anti-hedging policies

- Appointment of a Human Resources (HR) executive

64 Compensation Discussion and Analysis

Anti-Hedging

Pursuant to the Company's Code of Business Ethics, the Company's Executive Officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.

Clawback Policy

On November 28, 2023, the Board adopted a new Clawback Policy (the "Policy"), under which it will, in the event of an Accounting Restatement, recover excess incentive compensation received by covered executives of the Company.

An Accounting Restatement is where the Company is required to prepare an accounting restatement of its financial statements filed with the Securities and Exchange Commission ("SEC") due to the Company's material non-compliance with any financial reporting requirements under U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period). The determination of the time when the Company is required to prepare an Accounting Restatement shall be made in accordance with applicable SEC and national securities exchange rules and regulations in the U.S.

An Accounting Restatement does not include situations in which financial statement changes did not result from material non- compliance with financial reporting requirements, such as retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

In addition, under the Policy, the Company may also recover all or a portion of incentive compensation from covered executives and certain other key employees where such employees have engaged in detrimental conduct.

This Policy does not preclude the Company from taking any other action to enforce an employee's obligations to the Company, including termination of employment or instigation of any legal proceedings.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen's leadership with those of the Shareholders. In 2019, the Board approved the Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company (which is inclusive of the CEO). The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each director within five (5) years after first becoming subject to these ownership requirements or after being appointed as a director. Once the director level of equity ownership satisfies the applicable minimum ownership requirements pursuant to the Share Ownership Guidelines, such individual is expected to maintain their minimum ownership levels for as long as they remain subject to the Ownership Guidelines.

Historically, Board members and Executives have typically exercised vested options only in the final month of the option term.

Leigh Curyer, CEO and Board member, holds a multiple of 58 times his base salary in Common Shares (based on the market value of the Company's Common Shares as of December 31, 2024) which were all bought outright and not provided to him through direct share-based incentives.

Succession Management

The Board actively oversees the succession planning with respect to key management roles, ensuring continuity of strong leadership. The CEO is responsible for identifying and developing internal candidates for CEO succession while also cultivating a pipeline of future leaders across the organization. To support this, the CEO ensures NexGen has robust and tailored leadership development initiatives in place for executive succession. In addition, the CEO, Chief Commercial Officer, and other senior management meet regularly to identify and review the talent across the organization, assess leadership capabilities and readiness, and implement targeted development initiatives including mentoring, executive training, and strategic workforce planning, to build and strengthen leadership capacity across all aspects of business operations.

65 Compensation Discussion and Analysis

Executive Compensation Philosophy

NexGen's compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector that also have similar scope and growth trajectories.

Each position is evaluated to establish skill requirements and a level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

- Long-term interests of Shareholders

- Internal and external comparisons

- Values and culture including accountability and ownership

- Recommendations made by independent compensation consultants retained by the Compensation Committee, from time to time

- Each Executive Officer's individual performance and contribution towards meeting the Company goals and objectives

Executive Compensation Objectives

The goal of executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven, high-performance management team and to encourage them to attain and exceed expectations focused on driving superior, sustainable Shareholder value creation.

NexGen's compensation practices are based on a pay-for-high-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each Executive Officer based on corporate and individual performance and is also designed to incentivize such Executive Officers to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

- Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the organization's success

- Align employees' interests with the strategic visions and business objectives of NexGen

- Focus employees on the key business factors that affect long-term Shareholder value

- Align compensation with NexGen's corporate strategy and financial interests as well as the long-term interests of NexGen Shareholders

- Compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies

The Company has recently been increasing the size and composition of its senior management team to reflect the Company's focus on development activities. It is continually assessing its compensation philosophy and practices as the Company advances through development and, with the assistance of Laulima, the Compensation Committee has developed a compensation road map for that purpose.

66 Compensation Discussion and Analysis

Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys, and other market data to identify peer groups for salary comparisons. In collaboration with Laulima, the Compensation Committee has updated NexGen's peer group to better reflect its current development, pre- operational stage and the associated workstreams and the market where NexGen competes for skilled executive talent. Based on recommendations from Laulima, this peer group better aligns with NexGen's latest market capitalization and industry focus.

The executive compensation peer group selection was based on the following:
  - Companies within the same industry segment as NexGen

  - Companies with a similar business strategy and scope of operations to NexGen

  - Companies based and primarily operating within North America

  - Companies with similar market capitalization and assets

The resulting peer group reflects a mix of both development-stage and production-stage mining companies, to gain a balanced perspective on compensation approaches and further lay out NexGen's compensation roadmap. Due to the fact NexGen is resourcing for the construction and operational readiness phase, continuity of key team members is important to the success of not only construction but also the ramp-up and production phases.

NexGen's compensation framework strikes a strategic balance between market competitiveness and capital preservation-critical for a pre-production mining company advancing a world-class asset. The program deliberately emphasizes long-term, performance- driven incentives over cash compensation, with Executive and director cash compensation positioned at or below the 50th percentile of peers.

This purposeful approach preserves capital for project development while maximizing Shareholder alignment through significant at- risk pay components. Through this carefully structured program, NexGen successfully attracts and retains top-tier talent in a highly competitive market while maintaining disciplined cost management and ensuring management's interests remain firmly aligned with long-term Shareholder value creation.

The table below summarizes the 2024 executive compensation peer group:

Executive Compensation Peer Group
Cameco Corporation	Ero Copper Corp.
Alamos Gold Inc.	New Gold Inc.
Capstone Copper Corp.	OceanaGold Corporation
Lundin Gold Inc.	Torex Gold Resources Inc.
Hecla Mining Company	Denison Mines Corp.
Hudbay Minerals Inc.	Calibre Mining Corp.
Eldorado Gold Corporation	Centerra Gold Inc.
IAMGOLD Corporation	Seabridge Gold Inc.
Coeur Mining, Inc.	MAG Silver Corp.
Uranium Energy Corp.	NovaGold Resources Inc.

Independent Compensation Consultant

In 2024, Laulima Consulting Ltd. ("Laulima") formed from a group of independent consultants previously employed by Mercer Inc. ("Mercer"). Laulima's advisors referenced throughout are the same as those who worked with NexGen in a previous capacity at Mercer. In 2024, Laulima performed a fulsome review of the Company's long term incentive plan and compensation philosophy, including an updated compensation peer group and road map.

67 Compensation Discussion and Analysis

A summary of fees paid to the compensation consultants for the last two (2) fiscal years are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2024	Laulima / Mercer	$107,794	Nil
2023	Mercer	$94,973	Nil

Under the engagement agreement with the Company's independent compensation advisor, the Compensation Committee Chair approves all work plans and works with management as needed to complete assignments. Reports are delivered directly to the Compensation Committee Chair, with distribution to management as required.

The Compensation Committee's emphasis is on oversight, discretion and responsibility.

Elements of Executive Compensation

Compensation	Form	Purpose of Element	Determination
Element
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the Executive Officer role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources.

Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-Term Incentive Award	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy and to the enhancement of Shareholder value.	STI opportunity for each Executive Officer is set based with reference to competitive market practice, the seniority of the Executive Officer's position and his or her industry experience. Actual bonus payments range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements not to exceed 200%. Each Executive Officer's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.
Long-Term Incentive Award	Stock Options & Cash	Designed to motivate Executive Officers and employees to create and grow sustainable total Shareholder return over medium- to long-term performance periods and to facilitate key employee retention.	Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the grant price over a 5-year period. The Board sets the term and vesting of options under the Stock Option Plan.
Cash award levels are payable on the achievement of significant long-term milestones that are determined to be in line with the Company's strategic outlook and long-term Shareholder interests.
Benefits and Prerequisites	Indirect cash through broad- based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an Executive Officer's total compensation.	Benefits are provided on a broad basis to the Company's Executive Officers and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when it provides competitive value and promotes retention of key Executive Officers.

During the financial year ended December 31, 2024, compensation of the Company's Executive Officers consisted of a base salary, an annual STI award in the form of a discretionary Performance Bonus and/or Special Bonus based on meeting Company wide and department level criteria, a cash based long-term incentive award, and stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for Executive Officers. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

68 Compensation Discussion and Analysis

Short-Term Incentive Awards

STI awards are granted based on the achievement of pre-determined, measurable corporate and individual performance objectives. Individual performance is evaluated not only on deliverables achieved but also on how effectively employees perform in their roles. During the financial year ended December 31, 2024, STI awards were determined based on performance against Board-approved objectives, known as a Performance Bonus, and/or the successful completion of extraordinary corporate transactions, share price performance, financings, or milestone achievements, referred to as a Special Bonus. In 2024, Special Bonuses were achieved by certain executives in relation to share price performance, financings, and the discovery of Patterson Corridor East.

A maximum Performance Bonus was established for each Executive Officer as a percentage of base salary. For 2024, the maximum performance bonus was capped at 200% of the target STI. The target STI, expressed as a percentage of base salary, is 100% for the CEO and 30-75% for other Executive Officers, with the potential for additional awards based on extraordinary achievements towards the pre-identified objectives. The Compensation Committee, in collaboration with the CEO and Human Resources, determines key performance indicators and maximum bonus percentages annually. These recommendations are then submitted to the Board for approval, ensuring a tailored and performance-driven incentive structure for each Executive Officer.

The Compensation Committee and Board of Directors approved the 2025 Company and CEO objectives in December 2024.

Long-Term Incentive Awards

Incentive Stock Options

The Board and Compensation Committee believe that the Company's long-term success has been significantly influenced by its historical practice of granting only stock option awards as equity incentives.

Stock options, which are inherently at-risk compensation, provide alignment between long-term share price performance and remuneration for the NexGen team. Given the Company's development stage and not yet currently generating net cash flows through operations, option awards have been preferred to other forms of long-term incentive awards as they provide significant benefits to the Company and its Shareholders and preserve cash resources compared to other forms of equity incentivization that are cash-settled, thereby reducing funds available for Project development execution.

Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee's assessment of each individual's performance. Generally, the number of stock options granted to any Executive Officer is a function of their contribution and achievements to the business and affairs of the Company, the level of authority and responsibility of the Executive Officer, the number of stock options the Company has already granted to the Executive Officer, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Stock Option Plan and awards are generally considered and made semi-annually to annually following the Company's annual Shareholder meeting and at fiscal year-end. Existing stock options have a five (5) year term and are exercisable at the price determined by the Board (which is the market price of the Company's common shares on the day prior to grant), subject to applicable regulatory requirements at the time of grant.

NexGen's option awards have a five (5) year term and two (2) year vesting period, enhancing the Company's ability to retain key employees, which is especially important during the development stage.

It's important to note that all options granted have historically only been exercised by Executives and directors in the 60th (final) month prior to expiry. In many instances the proceeds from these option exercises have funded the tax liabilities and exercise price associated with a portion of the remaining proceeds reinvested by the executives into equity. For example, the Chief Executive Officer has increased his equity position through this mechanism by a factor of 2.8x since his initial equity purchase, thereby completely aligning performance with Shareholder returns and incentivizing the creation of long-term Shareholder value.

Stock option value is determined by the Black-Scholes model, of which a significant input is the share price of the Company at stock option grant date. Due to the Company's share price outperformance, the value of stock options granted rises correspondingly with the share price even though the number of stock options and actual value of stock options realized may vary from the Black Scholes model. The realized return above the stock option strike price at expiration is the true value of the option, given the Board's and Executive's track record of holding stock options through to the 60th month of their term.

69 Compensation Discussion and Analysis

Long-Term Retention Incentive Program

In 2020 NexGen introduced a Long-Term Retention Cash Based Incentive program. The program was put in place to retain, incentivize, and reward select Executives and technical talent critical to the achievement of defined and material long-term milestones in line with the Company's strategic outlook and long-term shareholder interests. The rewards are payable on the achievement of specific milestones. To date, no payments have been made pursuant to this long-term incentive.

NexGen continues to work with Laulima on adopting a Long-Term Incentive Plan (the "2024 LTI Plan"), providing for the grant of RSUs, PSUs, and DSUs for management as NexGen continues its progress in becoming an operating, significant cash flow generating mining company. NexGen will adapt its compensation philosophy to reflect its position. Its current roadmap takes into consideration three key stages in NexGen's transformation: 1) permitting, which is reflective of NexGen's existing compensation framework, 2) construction, where compensation programs will shift appropriately towards the third and final stage, and 3) operational, where compensation programs will be tailored to reflect the Company as a fully operational mining company.

2024 NEXGEN PERFORMANCE SCORECARD

NexGen utilizes a formalized scorecard methodology to establish annual corporate objectives and assess performance for determining short-term incentive awards. This structured approach ensures that key performance metrics are clearly defined at the beginning of each year, aligning with the Company's strategic priorities, long-term vision, and core values.

The scorecard framework incorporates objectives across multiple focus areas, providing a comprehensive evaluation of performance that supports NexGen's multi-year growth strategy. Each year, the executive management team proposes scorecard objectives, which are reviewed by the Compensation Committee and approved by the Board of Directors to ensure alignment with Shareholder interests and corporate goals.

This methodology promotes accountability, transparency, and consistency in performance evaluation, reinforcing NexGen's commitment to driving sustainable value creation.

Objectives in 2024 were established within the following focus areas: health and safety, community, permitting, project development, finance, culture/people, and share price appreciation. 2024 was a year of significant achievement for NexGen in all areas of the organization.

Market Performance Overview

In 2024, NexGen achieved a high share price of $12.42 on November 18th, increasing from $9.27 on December 31st, 2023, representing a ~34% increase from the start of the year and closed the year at $9.48.

Additionally, NexGen experienced a significant boost in its global average daily traded value in the same period, trading an average of ~USD$73.5 million across all three exchanges (an over 100% increase) which enabled larger funds to participate.

In 2024, NexGen successfully placed Li Ka-shing's remaining shareholding, closing out a 70 million position, in addition raised approximately C$225 million through the issuance of CDI's and on the ASX secured the purchase of 2,702,410 pounds of natural uranium concentrate through a USD$250 million convertible debenture, contributing to a strong cash balance of approximately C$476.6 million as of December 31, 2024. NexGen remains the best-funded greenfield development project, outperforming the market while successfully funding its business.

70 Compensation Discussion and Analysis

2024 Company Objectives and Achievements

Department (weighing of overall target)	Achievements
OBJECTIVE Advancement of Licensing & Permitting (20%)	- Finalized Federal Environmental Assessment Technical Review, representing major stage-gate to final Federal Project approvals
- Secured Provincial permitting for 2024 Site and Exploration programs, and advanced key permits (Mineral Surface Lease Agreement, Approval to Construct) to optimize Exploration and Site activities.
OBJECTIVE Implementation of Benefit Agreements & Early Often Community Engagement (10%)	- Led industry-recognized engagement initiatives, strengthening relationships with communities.
- Surpassed Local Priority Area employment (82%) and procurement (94%) targets, demonstrating proven commitment to unprecedented economic and social development and benefits.
- Optimized key partnerships to expand programs and initiatives focused on mentorship, health and wellness, and community building through sport.
- Delivered expanded regional workforce training initiatives, including the launch of NexGen’s “Pathways to Your Future - a Career in Uranium Mining.”
OBJECTIVE Discovery of Another Tier One Uranium Deposit (5%)	- Drove exploration success through largest drill program in the Athabasca Basin at 30,000m, discovering new uranium mineralization on Patterson Corridor East, just 3.5 km from the flagship Arrow deposit.
OBJECTIVE Optimize Mine Design & Plan (20%)	- Delivered updated economics which materially advanced the engineering level of the Project.
- Advanced procurement, including awarding of major purchases for equipment and shaft sinking.
- Selected Shaft Sinking contractor and awarded Limited Notice to Proceed.
- Executed key 2024 site infrastructure activities such as bridge install, temporary camp, and confirmation drilling. Engineering, planning, and project execution plan (“PEP”) documents advanced.
OBJECTIVE Strategic Capital Raises & Strong Balance Sheet (25%)	- Executed ~C$695M in financing transactions, and advanced multiple financing options to secure the optimal structure.
- Secured awards for uranium sales for 5 million Pounds with Major US Utilities.
- Exited Li Ka-shing ~70 million share position over a 9 month period, placing the latest 15.1 million block at C$9.20 to new long term investors.
- Delivered share price performance exceeding peer group.
OBJECTIVE Measured Growth & Talent Acquisition (10%)	- Streamlined the recruitment process to attract top talent.
- Strengthened corporate and site-level presence to drive strong organizational culture and facilitate seamless company-wide operations.

Strong Health & Safety Culture (10%)	- Strengthened site safety culture through enhanced leadership presence and training.
- Advanced digital safety management systems to improve health, safety, and environmental oversight.
- Implemented upgrades in radiation protection and environmental monitoring.
71 Compensation Discussion and Analysis

CEO Compensation and Performance

The Chief Executive Officer's ("CEO") compensation aligns the Company's strategic objectives, long-term value creation, and the interests of NexGen's shareholders. The compensation framework follows a pay-for-performance philosophy, ensuring that a significant portion of the CEO's total compensation is variable and directly linked to corporate performance, financial results, and Shareholder returns.

Throughout 2024, the CEO's Individual Performance was instrumental in propelling the Company forward through a series of critical milestones and initiatives that delivered upon the strategic direction set by the Board. The CEO's disciplined and process driven approach formed the basis for the Company's strong performance. The Company benefited greatly from the CEO's strategic leadership, leveraging his extensive industry experience, and his ability to navigate the complexities of responsible growth for successful and optimal outcomes across the organization.

Item	Achievements
Permitting	- Led the Company through the robust and rigorous regulatory process for the Rook I Project ensuring the highest regulatory standards were met while ensuring strict adherence company-wide to critical timelines, resulting in the completion and final acceptance of the federal EA.
Strategic Partnerships	- Drove the successful implementation of historic and Industry Leading Benefit Agreements with all four Indigenous Nation partners, securing 100% Indigenous support, and establishing entirely new standard and template for responsible resource development globally.
- Executed the highest volume of Shareholder meetings in the Company's history to cement global support for the development of the Rook I Project.
Commercial Funding and Utilities Contracts, CAPEX	- Raised close to $700 million through strategic financing.
- Executed strategic uranium purchase of 2,702,410 pounds natural uranium concentrate to bolster the Company's marketing discussions and optimize the optionality of project financing structures under evaluation.
- Delivered updated capital, sustaining, and operating cost estimates for the Rook I project, reflecting significant advancement of engineering and procurement, optimized constructability, and enhanced environmental performance, while maintaining a 12-month payback period.
- Negotiated first uranium sales with multiple leading US nuclear utility companies, incorporating market-related pricing mechanisms at the time of delivery. They reflect NexGen's long stated focus of maximizing leverage to future uranium prices and the Company's positioning as a new reliable Western World source of nuclear fuel incorporating the highest standards of technical, environmental and social inclusion from the tier one jurisdiction of Saskatchewan Canada.
Sustainability Ongoing Growth in Programs / Awards	- Set the vision and drove the implementation of unprecedented positive community impact including ongoing enhancements and expansion to health, education, and career programs for generational change.
- Built significant economic capacity through the initiation of Indigenous owned business creation.
- Led Company culture and behaviour for high-level performance through alignment of resources; talent succession; adherence to process with emphasis on quality and managing well-being.
- Leads by example, diligently upholding the Company's mission, vision and values.
Long-Term Growth	- Safely executed the largest exploration drilling program in the Athabasca Basin with a disciplined and systematic approach leading to the discovery of high potential mineralization at Patterson Corridor East, which stands to contribute to sustainable supply to the growing demand for uranium to fuel global energy needs.

72 Compensation Discussion and Analysis

The following graphic provides an overview of the key components of the CEO's compensation:

Base Salary
The CEO's base salary is designed to provide a fixed level of competitive compensation that reflects the scope of responsibilities, leadership experience, and industry benchmarks. It serves as the foundation of total compensation and is set at a level that enables the Company to attract and retain high-caliber executive talent. The Compensation Committee reviews the CEO's base salary annually, considering factors such as individual performance, market conditions, peer group comparisons, and the overall financial health of the Company. Any adjustments are made to ensure alignment with the Company's compensation philosophy and pay-for-performance principles.
Short-Term Incentive Plan
 The CEO's short-term incentive, delivered through an annual performance-based bonus, is designed to reward the achievement of key financial, operational, and strategic objectives within the fiscal year. The target bonus is established as a percentage of base salary and is reviewed annually by the Compensation Committee to ensure competitiveness and alignment with Shareholder interests.

Performance metrics for the annual bonus are tied to measurable goals based on a corporate scorecard that consists of key operational and strategic objectives across the organization, representing 80% of the CEO's target incentive and individual objectives, representing 20% of the CEO's target incentive. The Compensation Committee assesses performance against these metrics at the end of the fiscal year, determining the final bonus payout based on the extent to which targets have been met or exceeded. This approach ensures that the CEO is incentivized to drive short-term results that contribute to the Company's long- term success.
Long-Term Incentive Plan
As part of the Company's executive compensation framework, the CEO participates in the Long-Term Incentive Plan ("LTIP"), designed to align the interests of executives with those of shareholders and drive sustainable long-term performance. The LTIP is structured to reward the CEO based on the Company's performance over \multiple years, ensuring a focus on long-term value creation.

For the fiscal year 2024, the CEO's LTIP award consisted of stock options. The Company elected to create a long-term incentive program for its Executives consisting solely of stock options due to the following strategic and financial considerations:
- Cash Preservation - NexGen is not yet producing or generating revenue and the need to preserve cash for exploration, drilling, permitting, and development. Stock options allow them to compensate the CEO and key employees without immediate cash outflows.
- Alignment with Shareholder Interests - Stock options directly align Executives' incentives with Shareholders and only benefited if the stock price appreciates.
- Strategic & Value-Driven Environment - A stock option-based LTIP ensures that Executives are rewarded only if they create real, long-term value, rather than receiving guaranteed compensation (as with cash-based incentives).
- Avoiding Dilution from RSUs or PSUs - Unlike RSUs or PSUs issued under plans adopted by some of the peer group, which grant actual shares out of treasury upon vesting, stock options only create dilution if the stock price increases and the options are exercised, eliminating immediate dilution and reducing unnecessary dilution when the organization does not perform to Shareholder expectations.

2024 Assessment of Objectives

During the financial year ended December 31, 2024, the Chair of the Compensation Committee met periodically with the CEO to review the Company's goals, overall performance, and the individual performance of Executive Officers. The Compensation Committee, in collaboration with the CEO, is responsible for setting executive compensation, including salary adjustments, performance-based or Special Bonuses, and stock option awards. However, compensation decisions for the CEO are determined independently, without the CEO's involvement in the process to ensure accountability and objectivity in the assessment of performance.

The Compensation Committee provided recommendations to the Board regarding Executive Officer compensation. Based on these recommendations, the Board determined the structure and scope of compensation for Executive Officers. The Committee's recommendations were guided by its compensation philosophy and an evaluation of corporate and individual performance, as well as considerations related to recruitment and retention needs. In assessing corporate performance, the Board exercised objective discretion and judgment, referencing the 2024 Corporate Scorecard to support the organization's pay for performance philosophy.

At the end of 2024, based on the Compensation Committee's recommendation, the Board established a defined set of criteria and objectives that will serve as the foundation for the 2025 performance-based rewards.

73 Compensation Discussion and Analysis

2024 Compensation Mix

In 2024, the Company's executive compensation program emphasized at risk performance-based compensation.

For the CEO, 94% of the overall compensation award is performance based and at risk, with 81% of his total compensation in the form of stock options linked to long-term share price performance and 13% in the form of short-term bonuses dependent on meeting predetermined and significant objectives. For the remaining Executives, on average, 87% of their overall compensation is performance based and at risk, with 75% of their total compensation in the form of stock options linked to long-term share performance and 12% in the form of short-term bonuses dependent on meeting predetermined objectives. The charts below illustrate the Executive compensation mix in 2024.

CEO Stock Option Overview

NexGen has implemented a carefully considered compensation structure designed to be a strong governance feature that aligns the CEO's interests with Shareholder value creation. As careful stewards of shareholder equity, in 2024 the Company has structured 81% of the CEO's overall compensation as unrealized and at risk in the form of stock options with five (5) year terms, historically only exercised if the market share price exceeds the exercise price in the 60th month following the grant.

The Board, Compensation Committee and the Company's compensation advisor, Laulima, conducted a thorough review of all incentives, including equity-based incentives for NexGen Executives. They determined that the Company's equity incentive program, consisting entirely of stock option awards, has been a major factor in NexGen's success to date and remains appropriate for the Company's unique development stage and associated workstreams.

The option structure demands excellence and drives continuous high performance as well as extreme accountability of each team member - leaving no room for mediocrity or complacency. The compensation philosophy at NexGen is a key driver to incentivize achievement of results which are critical to bringing the Rook I Project into production. The CEO and Executives must play influential roles in driving Company performance that directly benefits shareholders, in order to realize any gain from these stock options at their maturity five (5) years after the grant date. This structure ensures that Executives are rewarded only when they achieve meaningful results that increase Shareholder value as evidenced in the Total Shareholder Performance graph below. The graphs illustrate alignment between executive pay and company performance relative to peers. Compared to peers, NexGen pays at the top quartile however is also a top quartile performer in terms of TSR performance, aligning with pay for high-performance standards.

These stock options, which represent at-risk compensation, provide alignment between long-term share price performance and executive remuneration while offering significant benefits to NexGen as a development company compared to other forms of equity incentives.

74 Compensation Discussion and Analysis

Notes:

1. The above analysis covers the period 2021 to 2023, and includes salary, actual bonus paid and LTIP awards granted during the period. TSR percentile rank relative to peers on vertical axis and CEO pay percentile rank on horizontal axis. Grant date fair value shows compensation at target (Base + Target Bonus + Stock Option Grant Date Fair Value). Realizable pay includes in-the-money value of stock options and value of share units as of December 31, 2023.

The stock option structure is designed to incentivize the significant future value creation required for NexGen to maintain its position as a leader in the sector. Importantly, stock option awards preserve cash resources, providing the Company greater flexibility in pursuing its successful strategy for developing the Rook I Project.

On average, for every $100 of target direct compensation awarded to the CEO, the value realized and realizable grew to $238 for the CEO, while a $100 investment by Shareholders grew to $618 for Shareholders- a 2.6x higher return for Shareholders. The strategy and process are working.

		Value of $100

Notes:
1. The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.

				2. Represents the realized and realizable value achieved at the end of the period for $100 in target direct compensation. (Base + actual paid bonus + "in-the-money" value of outstanding options at the end of period).
Period(1)		CEO(2)	Shareholder
2015-01-01	2024-12-31	$426	$2,495
2016-01-01	2024-12-31	$290	$1,317
2017-01-01	2024-12-31	$103	$407
2018-01-01	2024-12-31	$168	$295
2019-01-01	2024-12-31	$667	$393
2020-01-01	2024-12-31	$386	$568
2021-01-01	2024-12-31	$131	$270
2022-01-01	2024-12-31	$120	$171
2023-01-01	2024-12-31	$53	$158
2024-01-01	2024-12-31	$32	$102
	Average	$238	$618

75 Compensation Discussion and Analysis

Stock option grants are valued using the Black-Scholes valuation method. While included in overall compensation disclosures, this represents unrealized value at the time of grant. The Company recognizes that the disclosed Black-Scholes valuation may appear higher than industry peers; however, many industry peers rely on RSUs and PSUs, which may provide payouts even if the share price remains flat or declines.

For 2024, the CEO's stock option grants had an unrealized Black- Scholes valuation of C$11.3 million, whereas the intrinsic value as of December 31, 2024, was C$1.5 million. To reach the disclosed value, NexGen's share price would need to appreciate by approximately 55%-a performance threshold that directly ties Executive compensation to long-term shareholder value creation.

The intrinsic value of these options is calculated as the difference between the December 31, 2024, TSX closing price of $9.48 and the option exercise price, multiplied by the number of options granted. As per historical exercise practices, these options are only realizable if the market share price exceeds the exercise price after five (5) years.

In contrast, should industry peers deliver performance similar to NexGen, their executive payouts-due to RSU and PSU structures- would far exceed their disclosed values, reinforcing the discipline and rigor of NexGen's at-risk compensation model.

Notes:

1. Assumes NXE delivers 55% share price appreciation, required to approximate Black-Scholes values, which equates to ~$2.7b increase in market cap.

2. Reflects estimated values of peer LTI values assuming 0%, 25% and 55% share price appreciation.

3. At 0% growth from grant date, the value of the options are worth 0 yet the peer group continues to be compensated.

CEO Share Ownership and Holdings

To further align the CEO's investment with the Company, the CEO over the last three (3) years has significantly increased his shareholding in the Company. Within the industry standard, when calculating share ownership, companies include other equity items including certain components of preferred and restricted share units. In the below table, NexGen's CEO holds a multiple of 58 times his base salary in common shares, substantially higher when compared to the industry advised target of 3-5 times base salary.

Notes:

1. Share Value is calculated based on the December 31, 2022, 2023 and 2024 closing price of the common shares on the TSX of $5.99, $9.27, and $9.48, respectively, multiplied by the number of shares held by the CEO for each respective year.

2. Option Value is the number of the CEO's total in-the-money unexercised options outstanding on December 31, 2022, 2023, and 2024 multiplied by the difference between the December 31, 2022, 2023, and 2024 closing price of $5.99, $9.27, and $9.48, respectively, and the exercise price of the respective options.

3. Multiple of Base Salary to Share Value - this value is calculated based on Share Value as a multiple of the CEO's base salary for each respective year.

4. Multiple of Base Salary to Share Value and Option Value - this value is calculated based on Share Value plus Option Value, as a multiple of the CEO's base salary for each respective year.

76 Compensation Discussion and Analysis

Summary Compensation Table

For the financial year ended December 31, 2024, the Company's five Named Executive Officers as defined under Form 51-102F6 - Statement of Executive Compensation were: Leigh Curyer, Travis McPherson, Monica Kras, Benjamin Salter, and Graeme Johnson (collectively, the "Executives").

The following table sets forth the compensation paid to each of the Executives for each of the Company's three most recently completed financial years (2022, 2023, and 2024).

					Non-equity Incentive Plan Compensation ($)

Name and			Share-	Option-based	Annual	Long-term	Pension	All Other	Total
	Year	Salary ($)	based		Incentive	Incentive	Value	Compensation	Compensation
Principal Position			Awards ($)	Awards ($)(1)	Plans(2)	Plans(3)	($)	($)	($)

Leigh Curyer President, Chief Executive Officer & Director (4)	2024	900,000	Nil	11,295,000	1,771,200	Nil	Nil	Nil	13,966,200
	2023	847,600	Nil	10,940,000	2,007,457	Nil	Nil	Nil	13,795,057
	2022	815,000	Nil	3,790,000	717,200	Nil	Nil	Nil	5,322,200

Travis McPherson	2024	500,000	Nil	4,175,000	739,500	Nil	Nil	Nil	5,414,500
Chief Commercial	2023	475,000	Nil	3,715,000	812,500	Nil	Nil	Nil	5,002,500
Officer	2022	415,000	Nil	2,267,000	185,713	Nil	Nil	Nil	2,867,713

Monica Kras	2024	410,246	Nil	1,711,000	369,047	Nil	Nil	Nil	2,490,293
Vice President, Corporate Development (6)	2023	355,285	Nil	2,445,000	413,987	Nil	Nil	Nil	3,214,272
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Benjamin Salter	2024	385,989	Nil	548,000	148,228	Nil	Nil	Nil	1,082,217
Chief Financial Officer (5)	2023	287,134	Nil	899,000	145,180	Nil	Nil	Nil	1,331,314
	2022	220,000	Nil	524,250	78,960	Nil	Nil	Nil	823,210

Graeme Johnson	2024	85,025	Nil	1,325,000	Nil	Nil	Nil	Nil	1,410,025
Chief Project	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer(7)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 20, 2024 - $5.48, August 9, 2024 - $4.10, December 11, 2023 - $5.09, August 22, 2023 - $3.90, December 18, 2022 - $3.06, and August 17, 2022 - $2.92,

These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

2. Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.

3. The Company has a long-term incentive retention program to retain and award Executive Officers. For the financial year referenced, milestones are still in progress and not yet payable.

4. Mr. Curyer does not receive any remuneration in his role as a director of NexGen.

5. Mr. Salter was appointed Chief Financial Officer on September 1, 2023. Prior to such date, Mr. Salter was the Vice-President, Finance for the Company.

6. Ms. Kras had 300,000 stock options awarded on December 18, 2022, conditional upon the commencement of her employment on January 5, 2023.

7. Mr. Johnson's commenced employment in October 2024.

77 Compensation Discussion and Analysis

The following table compares the Black-Scholes valuation with the intrinsic value at year-end 2024, where the intrinsic value reflects the amount realized if all options are fully vested and exercised on that date. This highlights the potential disparity between theoretical pricing assumptions and the actual economic outcome.

Notes:
1. The intrinsic value is calculated as the difference between the December 31,
2024, closing price of the common shares on the TSX of $9.48 and exercise price of the respective options, multiplied by the number of options granted during the year. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

2. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following unrealized option value on each of the following dates: August 9, 2024 - $4.10; December 20, 2024 - $5.48

78 Compensation Discussion and Analysis

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2024, for each of the Executives. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five (5) year terms.

		Option-based Awards			Share-based Awards

Name	Number of Securities	Option	Option	Value of	Number of Shares	Market or Payout
	Underlying			Unexercised	or Units of Shares	Value of Share-
		Exercise	Expiration
	Unexercised Options			In-the-money	That Have Not	Based Awards That
	(#)	Price ($)	Date	Options ($) (1)	Vested (#)	Have Not Vested ($)
Leigh Curyer	1,100,000	1.80	12-Jun-25	8,448,000	Nil	Nil
	2,000,000	3.24	11-Dec-25	12,480,000	Nil	Nil
	4,000,000	5.84	10-Jun-26	14,560,000	Nil	Nil
	2,000,000	5.44	14-Dec-26	8,080,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	1,000,000	5.57	18-Dec-27	3,910,000	Nil	Nil
	1,500,000	6.99	22-Aug-28	3,735,000	Nil	Nil
	1,000,000	9.33	11-Dec-28	150,000	Nil	Nil
	750,000	7.51	9-Aug-29	1,477,500	Nil	Nil
	1,500,000	10.05	20-Dec-29	-	Nil	Nil
Travis McPherson	550,000	1.80	12-Jun-25	4,224,000	Nil	Nil
	450,000	3.24	11-Dec-25	2,808,000	Nil	Nil
	750,000	5.84	10-Jun-26	2,730,000	Nil	Nil
	550,000	5.44	14-Dec-26	2,222,000	Nil	Nil
	200,000	5.31	17-Aug-27	834,000	Nil	Nil
	550,000	5.57	18-Dec-27	2,150,500	Nil	Nil
	300,000	6.99	22-Aug-28	747,000	Nil	Nil
	500,000	9.33	11-Dec-28	75,000	Nil	Nil
	350,000	7.51	9-Aug-29	689,500	Nil	Nil
	500,000	10.05	20-Dec-29	-	Nil	Nil
Monica Kras	300,000	5.57	18-Dec-27	1,173,000	Nil	Nil
	300,000	9.33	11-Dec-28	45,000	Nil	Nil
	150,000	7.51	9-Aug-29	295,500	Nil	Nil
	200,000	10.05	20-Dec-29	-	Nil	Nil
Benjamin Salter	200,000	5.44	14-Dec-26	808,000	Nil	Nil
	75,000	5.31	17-Aug-27	312,750	Nil	Nil
	100,000	5.57	18-Dec-27	391,000	Nil	Nil
	100,000	6.99	22-Aug-28	249,000	Nil	Nil
	100,000	9.33	11-Dec-28	15,000	Nil	Nil
	100,000	10.05	20-Dec-29	-	Nil	Nil
Graeme Johnson	250,000	9.77	15-Oct-29	-	Nil	Nil

Notes:

1. The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 20234 closing price of the common shares on the TSX of $9.48 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

79 Compensation Discussion and Analysis

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2024, the following incentive plan awards vested or were earned for the Executives:

Name	Option-based Awards - Value Vested During the Year(1) ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Leigh Curyer	7,581,667	Nil	1,771,200
Travis McPherson	3,952,833	Nil	739,500
Monica Kras	1,781,000	Nil	369,047
Benjamin Salter	870,167	Nil	148,228
Graeme Johnson	Nil	Nil	Nil

Notes:
1. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company's Stock Option Plan and long-term retention incentive program in the form of cash payments based off milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive's employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a "change of control", the Executive is terminated without cause, resigns, or resigns with good reason.

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between six (6) and 36 months, with longer periods being applicable only in the case of a change of control (the "Severance Period"). Those Executives eligible for the long-term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2024, are as follows.

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1)	Termination Without Cause	4,081,800
President & Chief Executive Officer	Change of Control	13,013,600
Travis McPherson (2)	Termination Without Cause	1,239,500
Chief Commercial Officer	Change of Control	4,479,000
Monica Kras (3,6)	Termination Without Cause	200,100
Vice-President, Corporate Development	Change of Control	617,451
Benjamin Salter (4,6)	Termination Without Cause	381,500
Chief Financial Officer	Change of Control	794,592
Graeme Johnson (5,6)	Termination Without Cause	200,000
Chief Project Officer	Change of Control	400,000

80 Compensation Discussion and Analysis

Notes:

1. In addition, Mr. Curyer holds an aggregate of 2,333,333 unvested stock options. Those options, having an aggregate in-the-money value of $2,280,000 on December 31, 2024, would have vested and become exercisable had a Change of Control occurred. Mr. Curyer's Change of Control benefit includes the long-term incentive retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.

2. In addition, Mr. McPherson holds an aggregate of 833,335 unvested stock options. Those options, having an aggregate in-the-money value of $733,668 on December 31, 2024, would have vested and become exercisable had a Change of Control occurred. Mr. McPherson's Change of Control benefit includes a long-term incentive retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.

3. In addition, Ms. Kras holds an aggregate of 333,334 unvested stock options. Those options, having an aggregate in-the-money value of $212,000 on December 31, 2024, would have vested and become exercisable had a Change of Control occurred.

4. In addition, Mr. Salter holds an aggregate of 133,335 unvested stock options. Those options, having an aggregate in-the-money value of $88,002 on December 31, 2024, would have vested and become exercisable had a Change of Control occurred.

5. In addition, Mr. Johnson holds an aggregate of 166,667 unvested stock options. Those options, having an aggregate in-the-money value of $394,000 on December 31, 2024, would have vested and become exercisable had a Change of Control occurred.

6. Ms. Kras, Mr. Johnson, and Mr. Salter's change of control and termination payments are calculated using the preceding year's bonus rather than the highest bonus of the three preceding years per their employment contracts.

There are no significant conditions or obligations that apply to receiving any of the above benefits or payments, such as the requirement for the Executive to enter into a non-compete, non-solicitation, non-disparagement or confidentiality agreement.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each non-executive director, namely Christopher McFadden, Richard Patricio, Warren Gilman, Trevor Thiele, Sybil Veenman, Karri Howlett, Brad Wall, Ivan Mullany, and Susannah Pierce during the year ended December 31, 2024. Director fees were comprised of an annual retainer for serving on the Board and Board committees. Executives do not receive additional compensation for serving as directors. No equity rewards were granted in 2024 due ongoing compensation structure discussions. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	70,000
Audit Committee Chair	20,000
Compensation Committee Chair	20,000
Sustainability Committee Chair	12,000
Committee Member	5,000(1)

Note:

1. The annualized retainer for committee members is $5,000 per committee.

81 Compensation Discussion and Analysis

Non-Executive directors were not granted Options during the year ended December 31, 2024, under the Stock Option Plan.

Name	Intrinsic Option Value ($)	Black-Scholes Option value ($)
Christopher McFadden	Nil	Nil
Richard Patricio	Nil	Nil
Trevor Thiele	Nil	Nil
Warren Gilman	Nil	Nil
Sybil Veenman	Nil	Nil
Karri Howlett	Nil	Nil
Brad Wall	Nil	Nil
Susannah Pierce(1)	Nil	Nil
Ivan Mullany	Nil	Nil
Don J. Roberts(2)	Nil	Nil

Notes:

1. Ms. Pierce was appointed a Director of the Corporation on June 18, 2024.

2. Mr. Roberts stepped down as Director of the Corporation on June 17, 2024

The Board also adopted a Director Share Ownership Guideline, and the details are set out under Share Ownership Guidelines.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2024.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2024, is set out above under the heading "Summary Compensation Table". Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees Earned ($)	Share- based Awards ($)	Option-based Awards (1)($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Christopher McFadden	90,000	Nil	Nil	Nil	Nil	Nil	90,000
Richard Patricio	100,000	Nil	Nil	Nil	Nil	Nil	100,000
Trevor Thiele	90,000	Nil	Nil	Nil	Nil	Nil	90,000
Warren Gilman	75,000	Nil	Nil	Nil	Nil	Nil	75,000
Sybil Veenman	80,000	Nil	Nil	Nil	Nil	Nil	80,000
Karri Howlett	87,000	Nil	Nil	Nil	Nil	Nil	87,000
Brad Wall(4)	75,000	Nil	Nil	Nil	Nil	130,000	205,000
Don J. Roberts(6)	34,615	Nil	Nil	Nil	Nil	Nil	34,615
Ivan Mullany	80,000	Nil	Nil	Nil	Nil	Nil	80,000
Susannah Pierce(5)	37,500	Nil	Nil	Nil	Nil	Nil	37,500

Notes:

3. Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. During the year ended December 31, 2024, the Corporation did not grant any Options to the above noted Directors.

4. The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company, in relation to advice on corporate matters pursuant to a consulting contract and terminable upon three months' notice.

5. Ms. Pierce was appointed a Director of the Corporation on June 18, 2024.

6. Mr. Roberts stepped down as Director of the Corporation on June 17, 2024.

82 Compensation Discussion and Analysis

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding on December 31, 2024, for each of the Company's directors. All option-based awards vest one-third at the grant date, and in one-third increments for the following two years annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($) (1)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)
Christopher McFadden	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	300,000	6.99	22-Aug-28	747,000	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Richard Patricio	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	450,000	6.99	22-Aug-28	1,120,500	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Trevor Thiele	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	450,000	6.99	22-Aug-28	1,120,500	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Warren Gilman	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	300,000	6.99	22-Aug-28	747,000	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Sybil Veenman	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	300,000	6.99	22-Aug-28	747,000	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil

83 Compensation Discussion and Analysis

Karri Howlett	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	300,000	6.99	22-Aug-28	747,000	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Brad Wall	250,000	1.80	12-Jun-25	1,920,000	Nil	Nil
	250,000	3.24	11-Dec-25	1,560,000	Nil	Nil
	300,000	5.84	10-Jun-26	1,092,000	Nil	Nil
	300,000	5.44	14-Dec-26	1,212,000	Nil	Nil
	250,000	5.31	17-Aug-27	1,042,500	Nil	Nil
	250,000	5.57	18-Dec-27	977,500	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil
Ivan Mullany	300,000	6.55	31-Jan-28	879,000	Nil	Nil
	200,000	9.33	11-Dec-28	30,000	Nil	Nil

Note:

1. The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2024, which was $9.48, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Value Vested or Earned During the Year

During the financial year ended December 31, 2024, the following incentive plan awards vested or were earned for the directors:

Name	Option-based Awards - Value Vested During the Year(2) ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Christopher McFadden	2,314,833	Nil	Nil
Richard Patricio	2,407,833	Nil	Nil
Trevor Thiele	2,407,833	Nil	Nil
Warren Gilman	2,314,833	Nil	Nil
Sybil Veenman	2,314,833	Nil	Nil
Karri Howlett	2,314,833	Nil	Nil
Brad Wall	2,128,833	Nil	Nil
Ivan Mullany	1,031,333	Nil	Nil
Susannah Pierce	Nil	Nil	Nil

Note:

2. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

84 Compensation Discussion and Analysis

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the Company's most recently completed financial year, being December 31, 2024, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities Issuable Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity compensation plans approved by security holders (1)	48,616,795	6.09	65,200,908
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	48,616,795		65,300,908

Notes:

1. Refers to stock options to purchase securities of the Company pursuant to the Stock Option Plan.

2. The maximum number of shares that may be reserved for issuance under the Stock Option Plan as at December 31, 2024 was 20% of the Company's issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

85 Compensation Discussion and Analysis

86

Corporate Governance

Governance Overview

Governance Best Practice Highlights

NexGen and the Board recognize the importance of strong corporate governance including the fundamental role played by directors to instill values, guide culture and drive performance to deliver alignment with Shareholder interests. The Board annually reviews its governance framework, incorporating best practices, trends from proxy advisors, and insights from governance leaders. This proactive approach ensures that NexGen's governance practices remain aligned with its strategy, driving and preserving long-term shareholder value.

- All directors are elected annually

- Independent Chair

- 100% independent Audit, Compensation and Nomination and

Governance Committees

- No loans to any officers or directors

- Prohibit directors from engaging in hedging or derivative trading in NexGen securities

- Board Approved Code of Ethics and annual sign off

- Board oversight of the corporate strategy and annual operating plan

- Board oversight of Enterprise Risk Management including cyber security and global insurance program

- Board oversight of Sustainability matters

- Annual evaluation of Board members, Board operations and

Board Committees

- Recently updated charters for all Board committees

- In camera sessions held at the end of each Board meeting

Disclosure

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the "Guidelines").

The following is a discussion of each of the Company's corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines. The Board has established a Board Mandate set out in Schedule A and has adopted Company Corporate Governance Guidelines which are available on the Company's website at www.nexgenenergy.ca.

87 Corporate Governance

About the Board
The Board is responsible for the overall stewardship of the Company on behalf of the Shareholders.

A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and that NexGen operates in a reliable and safe manner.

The Board's duties and responsibilities:

Strategic Oversight:

The Board approves and oversees the Company's strategic direction, including exploration and development plans. This includes reviewing and monitoring major investments and ensuring the Company's business strategy aligns with long-term shareholder value creation.

Corporate Governance
and Ethical Standards:

The Board operates with strong corporate governance principles, including establishing and overseeing Board committees, promoting an ethical corporate culture, and enforcing the Company's Code of Conduct and compliance with all regulatory requirements.

CEO & Executive Oversight: The Board hires and evaluates the CEO, and approves the compensation structure for the CEO and senior executives, ensuring it aligns with Company performance.	Financial Oversight and Reporting: The Board reviews and approves financial statements to ensure transparency, accuracy, and regulatory compliance.

Sustainability
Oversight:

The Board oversees sustainability policies, ensuring responsible and ethical mining practices, and monitors sustainability efforts, including community engagement and environmental impact mitigation.

The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board as described in the Board Mandate set out in Schedule A and the Company's Corporate Governance Guidelines which can be found on the Company's website, www.nexgenenergy.ca.

Board Committees
There are currently four committees:
Audit Committee: Oversees financial reporting, audits and internal controls.	Compensation Committee: Manages executive compensation, incentives and long-term incentive plans.	Nomination and Governance Committee: Ensures strong corporate governance, Board effectiveness and director nominations.	Sustainability Committee: Oversees the Company's sustainability strategy, environmental impact, social responsibility and governance practices.
Each committee acts on matters that fall within their area of focus, on matters that may overlap between committees and ultimately may involve the Board as a whole. Charters have been developed for each committee and additional information on the objectives and responsibilities is detailed on pages 43-45.

88 Corporate Governance

Director and Executive Shareholdings

The Directors and Executive Officers of NexGen, as a group, beneficially own, directly or indirectly, or exercise control or direction over 30,366,164 Common Shares, representing approximately 5.3% of the total number of Common Shares outstanding before giving effect to the exercise of options to purchase Common Shares held by such directors and Executive Officers.

Enterprise Risk Management

NexGen's Board Mandate explicitly recognizes that the Board's responsibility is to understand the primary risks of the Company's business, which include health and safety, strategic, financial, operational, environmental, human resources, information systems and cyber security, permitting and licensing, and sustainability risks. In addition, it requires NexGen's Board to confirm that there are enterprise risk management ("ERM") systems in place to effectively and proactively monitor and manage those risks with a view to the long-term optimization of NexGen.

NexGen management is responsible for predictively identifying, evaluating, managing and mitigating NexGen's exposure to risk. It is the Board's responsibility to assess key risks facing NexGen and to review management's strategies for risk mitigation.

NexGen's Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Company's Audit Committee (the "Audit Committee"), in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Company, and must, at least annually, review the Company's ERM and evaluation process and discuss the ERM and steps management has taken to monitor and control such exposures. The Nomination and Governance Committee has the responsibility to review the risk oversight functions that are in place at the Board and committee level, including reviewing the applicable Board committee charters to confirm that such risk oversight is appropriately allocated amongst the various committees.

Cyber Security

The protection and integrity of the Company's data and information systems is paramount. As company information systems face an increased risk of cybercrime in addition to unauthorized access, malware, acts of vandalism, and acts of terrorism, NexGen is keenly aware of these risks and routinely optimizes its cybersecurity defense capabilities.

The information systems assets encompass all components of information systems, including network infrastructure and associated hardware and software, and the information stored thereon. In 2024, the Company adopted both an Information Technology General Use ("ITGU") policy and a Cybersecurity Policy governing asset use and security.

Security awareness and training are amongst the core components of the Cybersecurity and ITGU policies. Annual training for all employees is mandatory, and includes physical and remote access controls and requirements, authentication requirements such as password management, email and internet threat management. Alignment of Company assets with the Code of Ethics, data protection, and general internet and email usage form the staples of the ITGU policy. The annual cybersecurity audit and review, conducted by an independent third party, is also a core of the Cybersecurity policy.

The Audit Committee is responsible for the oversight of information technology risk mitigation initiatives. Related matters within its mandate are reported to the Audit Committee, and cyber security matters are reviewed at least annually and reported on at every Audit Committee meeting. To date the Company has not experienced any known breaches or direct losses relating to cyberattacks. One of the most important things the Company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems.

The senior management team and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of NexGen's information systems is responsible for abiding with the controls and guidelines that the Company establishes, and for reporting any potential information security incidents of which they are aware.

Meeting Cadence and In Camera Sessions

The Board and management regularly discuss strategies at quarterly Board meetings and as needed throughout the year. To facilitate open and candid meetings among the non-management directors of the Board, in-camera sessions of the non-management directors are scheduled for the conclusion of each meeting of the Board and occurred at every meeting as per the Company's Corporate Governance Guidelines. Additional meetings for the non-management directors are held as considered necessary. Moreover, the non- management directors have the opportunity to hold discussions in the absence of management through their participation in the Audit Committee, Compensation Committee, and Nomination and Governance Committee, which are comprised solely of non-management directors.

89 Corporate Governance

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the "Code"). A copy of the Code is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.nexgenenergy.ca.

The Company's Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company's organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company's Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has a "whistleblower" policy (the "Whistleblower Policy") so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding questionable business practices without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e., where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A "material relationship" is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

The Board has determined that, assuming all nominees are elected as directors at the Meeting, in accordance with the standards of the NYSE and the Disclosure Instrument, the Board consists of, and will continue to consist of ten individuals, eight (80%) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele, Sybil Veenman, Susannah Pierce, and Ivan Mullany.

Mr. McFadden has been appointed as the Chair of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally, as more fully described in the section of this Circular entitled "Chair of the Board and CEO Position Descriptions and Director Responsibilities."

Messrs. Curyer and Wall are not independent for the purposes of the NYSE or the Disclosure Instrument. Mr. Curyer is the Company's President and Chief Executive Officer, and Mr. Wall's consulting company, Flying W Consulting, is engaged to provide advice on key corporate matters for the Company.

In accordance with the Company's Corporate Governance Guidelines, all members of the Audit, Compensation, Nomination and Governance Committees of the Board are independent directors.

90 Corporate Governance

Diversity, Equity & Inclusion

NexGen fosters a merit-based, inclusive culture that drives engagement, innovation, and productivity across all levels of the organization. This culture directly enhances Shareholder value through high-performance outcomes. The Company's comprehensive Diversity Policy reinforces the inclusive workplace strategy, ensuring equitable representation and opportunities throughout the organization. The Nomination and Governance Committee oversees and implements the diversity Policy under Board delegation.

The Company seeks to recruit and select candidates for the Board and for management positions that represent business acumen, skills, experience, and incorporates diversity, including equitable and fair representation of people of different genders.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to Board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Company's leadership positions and the need to maximize the effectiveness of the Board and management in their decision- making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in Executive Officer positions. The Nomination and Governance Committee is responsible for reviewing the Diversity Policy annually, updating it as required and reporting to the full Board.

NexGen's 2024 total employees by gender statistics were 62% male and 38% female, in comparison to the Canadian average of females in mining which measured 16%(1). In addition, three Board members are female with an additional female director nominated in 2025, three females sit on the NexGen leadership team representing 25%, and 20% of the Named Executive Officers are female.

The Company initiates, funds, and facilitates career development across all aspects of mine development, investing in education, training, and certification for local and Indigenous youth. NexGen is focused on optimizing benefits to all Indigenous peoples and stakeholders and will continue to prioritize hiring from the LPA.

In 2024, a total of 157 students engaged in various initiatives, of which females represented 30% of the total students. Furthermore, at NexGen's active field operation sites, 96% of the workforce comprises members of local communities within the LPA, of which residents are predominantly Indigenous.

The Company has a clear and demonstrated track record of diversity and in 2024 NexGen exceeded its committed aspirational target for 75% of the Project's workforce being composed of residents from LPA communities. In addition, 94% of the Rook I site overall spend (which included construction, service, and supply contracts) was awarded to LPA-partnered or member-owned businesses, significantly exceeding the Company's aspirational procurement target of 30%.

The Company will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Company and industry, ensuring equal opportunity for all to continue to advance and hold leadership roles in NexGen.

Note:
1. Mining HR: 2024 Canadian Mining Workplace Profile

Diversity, Equity Inclusion Commitments

The Company provides a diverse work environment in which all individuals are treated with dignity and respect and afforded equal opportunity to succeed.

Eight out of ten NexGen directors possess expertise in environmental, health, and sustainability matters, as outlined in the Board skills matrix (page 30), reinforcing the company's strong governance framework and commitment to responsible resource development.

The Company's sustainability initiatives are overseen by the Sustainability Committee, and eight of the directors on the Board have environmental, health and sustainability-related expertise.

Embrace Workforce Diversity	Treat all employees equally, regardless of, among other things, age, sex, gender identity and expression, race, national or ethnic origin, religion, language, political beliefs, marital and family status, sexual orientation, physical ability and all other protected grounds.
Value Diversity of Thought and Perspective	Leverage the diverse thinking, skills, experience and working styles of the Company's employees and other stakeholders.
Respect Stakeholder Diversity	Sustain strong and collaborative relationships with diverse Shareholders, communities, employees, governments, suppliers, and other stakeholders

91 Corporate Governance

Sustainability

Since NexGen was established, sustainability has been embedded into all business and operational decisions. As detailed in its Sustainability Policy, NexGen's values of honesty, respect, resilience and accountability guide the Company's responsible development, which is underpinned by health and wellness, environmental protection, cultural respect, education, training, careers, economic capacity building, and proactive engagement with local and Indigenous communities and all stakeholders. With sustainability being vital to the short and long-term success of the Company, NexGen will release its 2024 Sustainability Report in May 2025 in accordance with the GRI Standards. The report highlights specific programs, initiatives, and organizational frameworks that NexGen created or expanded upon to deliver as much positivity as possible and demonstrates NexGen's seamless integration of sustainability across all areas of people and project development, execution and operations, and long-term strategic planning.

NexGen increased alignment with the TCFD through completing a climate related risk and opportunity assessment and integrating findings into the Company's broader risk management framework.

Additionally, the Company will continue to monitor the sustainability disclosures in the jurisdictions where the Company operates, including the International Financial Reporting Standards ("IFRS") Sustainability Disclosure Standards and the Canadian Sustainability Disclosure Standards, and adjust the disclosures as needed.

Material sustainability topics for reporting were determined through a review of NexGen's Indigenous and stakeholder mapping and engagement, the GRI Mining and Metals sector disclosures (2021), as well as various company filings and internal reports. The five most material topics were validated by NexGen's Executive Officers, and the Sustainability Committee. As NexGen remained in the engineering and permitting phase of development during 2024, there were no changes in Material Topics compared to the prior reporting period.

A copy of the Company's latest Sustainability Report and Sustainability Policy are available on the Company's website at www. nexgenenergy.ca.

Material Sustainability Topics
Environmental Stewardship	Responsible management of land, water and air resources through and beyond all phases of the Rook I Project lifecycle (construction, operations, closure and post-closure).
Health & Safety	Achieve zero harm across the organization, protecting the health, safety and well-being of employees, contractors and communities by ensuring a safe and healthy workplace.
Reclamation & Continuing Land Use	Responsible and progressive reclamation of the Rook I Project site, facilitating ongoing use of the land post-decommissioning.
Regulatory Compliance	Legal and ethical execution in compliance with applicable statutes and regulations through all phases of the Rook I Project lifecycle.
Strong Community & Indigenous Relations	Development of meaningful community programs that focus on youth, and are centered around culture, education, health and wellness, and economic capacity building.

Chair of the Board and CEO Position Descriptions and Director Responsibilities

The Board has written position descriptions for the roles of the Chair and CEO. The Chair of the Board's role is set out in the Board Mandate and is responsible for the management, development and effective performance of the Board, ensuring the Board fulfils its duties as required by law and as set forth in the Mandate. The Chair ensures the focus of the Board's attention is on strategically important issues; sets agendas; facilitates open dialogue between the directors and with management; ensures a transparent and objective process for reviews and evaluations; and liaises with and provides direction to the Board Secretary on matters affecting the work of the Board.

Each director on the Board is responsible for contributing consistently and meaningfully, acting honestly and in good faith in the best interests of the Company. Each director on the Board must exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals and reports to the Board on a regular and transparent basis concerning the Company's advancement of its goals, strategies and objectives.

Each director and officer of NexGen must demonstrate the Company values and commit to the success of the organization.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee, however, delineates the role and responsibilities of each committee chair.

92 Corporate Governance

Terms

The Nomination and Governance Committee identifies candidates for nomination to the Board that possess the skills and greatest ability to strengthen the Board. The Nomination and Governance Committee has a rigorous process, annually reviewing the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives evident by the fact Susannah Pierce and Ivan Mullany were appointed to the Board over the past 2 years.

The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time. The average tenure of independent directors currently is 7.6 years and upon successful nomination of Ms. Birkett will be 6.1 years vs the S&P Composite which is 7.8 years.

The below chart demonstrates Board Renewal over the last six years:

Orientation and Continuing Education

Year Appointed	Director
2018	Sybil Veenman and Karri Howlett
2019	Brad Wall
2023	Ivan Mullany
2024	Susannah Pierce
2025	Sharon Birkett (Director Nominee)

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are appropriate for them to meet their obligations as directors. All the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company's properties to become familiar with the Company's operations. Presentations by management and the Company's advisors are also organized, as needed, to provide ongoing director education.

Board Performance Assessments

The Nomination and Governance Committee annually manages a formal process for assessing the effectiveness of the Board as a whole, its committees and its individual directors. As part of this process, each director completes a detailed questionnaire based on both quantitative and qualitative ratings of their and the Board's performance in seven key areas, including the effectiveness and contribution of fellow directors, and allows for directors to provide subjective comments in each of those areas.

The Nomination and Governance Committee reviews the results of the Board assessment and makes a final report to the Board with any recommendations. Any action plans as a result of the review are followed-up and monitored by the Nomination and Governance Committee.

93 Corporate Governance

 Other Directorships

Currently, the following directors proposed for re-election at the Meeting serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Christopher McFadden	IsoEnergy Ltd. (1)
Engenco Ltd.
Richard Patricio	IsoEnergy Ltd. (1)
Toro Energy Ltd
Borealis Mining Company Ltd
Warren Gilman	Gold Royalty Corp.
Queen's Road Capital Investment Ltd. (1)
Sybil Veenman	Royal Gold Inc.
Major Drilling Group International Inc.
Karri Howlett	Gold Royalty Corp.
March Consulting Associates Inc.
Brad Wall	Whitecap Resources Inc.
Maxim Power Corp.
Helium Evolution Inc.

Notes:

1. Messrs. Curyer, McFadden, and Patricio serve as directors of IsoEnergy Ltd., a TSX listed company of which NexGen is the largest shareholder, with beneficial ownership of approximately 31.8% of IsoEnergy's outstanding common shares.

Messrs. Patricio and Gilman each hold senior executive roles with strategic investors in NexGen. Mr. Patricio, as President and CEO of Mega Uranium Ltd., a NexGen Shareholder, serves as a Mega Uranium representative on the board of directors of Toro Energy Ltd. in addition to Chairman of IsoEnergy Ltd., each being an investee company of Mega Uranium. Mr. Gilman is Chairman and CEO of Queen's Road Capital Investment Ltd., a Shareholder and holder of convertible debentures in NexGen.

Indebtedness of Directors and Executive Officers

As at the date of this Circular, no Executive Officer, Director, employee or former Executive Officer, Director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or Executive Officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, Executive Officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

94 Corporate Governance

95

Additional Information

Information about NexGen

Financial information relating to the Company is provided in the Company's audited consolidated financial statements (the "Financial Statements") and the MD&A for the financial year ended December 31, 2024. Shareholders may download the Financial Statements and the MD&A from SEDAR+ (www.sedarplus.ca) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy. ca.

Technical Disclosure

All technical information in this Management Information Circular has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, as a qualified person under National Instrument 43-101.

Cautionary Note Regarding Forward-Looking Information and Statements

This Circular contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward- looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward- looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time, the price of uranium, the cost of planned exploration and development activities, there will be limited changes in any project parameters as plans continue to be refined, that financing will be available if and when needed and on reasonable terms, that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration and development activities will be available on reasonable terms and in a timely manner, that there will be no revocation of government approvals and that general business, economic, competitive, social, and political conditions will not change in a material adverse manner.

Although the assumptions made by the Company in providing forward-looking information or making forward- looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of additional financing, price of uranium, the appeal of alternate sources of energy, exploration risks, uninsurable risks, reliance upon key management and other personnel, imprecision of mineral resource estimates, potential cost overruns on any development, changes in climate or increases in environmental regulation, aboriginal title and consultation issues, deficiencies in the Corporation's title to its properties, information security and cyber threats, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, changes in laws, regulations and policy, competition for resources and financing, volatility in market price of the Corporation's shares, and other factors discussed or referred to in the AIF under the heading "Risk Factors".

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

96 Additional Information

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward- looking information or statements. The forward-looking information and statements contained in this Circular are made as of the date of this Circular and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward- looking information as a result of new information or events except as required by applicable securities laws.

Board Approval

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

OF NEXGEN ENERGY LTD.

"Leigh Curyer"
President & Chief Executive Officer

Vancouver, British Columbia

May 1, 2025

97 Additional Information

98

Schedule A

Board Mandate

I. GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the "Corporation") and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "NexGen") in the best interests of the holders of the Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II. BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, as well as works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfils its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III. STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and objectives, and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals and objectives. The Board will:

(a) adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short- term basis; and

(b) monitor performance against the strategic plan.

IV. RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a) confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b) confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c) review insurance coverage annually.

99 Schedule A

V. FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a) approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b) approve annual operating and capital budgets;

(c) approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d) confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e) approve significant changes in accounting practices or policies.

VI. CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation's approach to corporate governance.

The Board will:

(a) review and approve changes to the Corporation's Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(b) The Board shall establish from time-to-time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;

(c) develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;

(d) oversee, either directly or through an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on an annual basis.

VII. CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for NexGen, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

100 Schedule A

101

Schedule B

Amended Stock Option Plan Table of Contents

102 Schedule B

Amended Stock Option Plan

Article 1 - Definitions and Interpretation

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Affiliate" means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(b) "Associate" has the meaning set out in Section 2.22 of National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(c) "Award Date" means the date on which the Board awards a particular Option;

(d) "Blackout Period" means, in respect of a Participant, the period during which that Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation in accordance with its securities trading policies governing trades in the Corporation's securities;

(e) "Board" means the Board of Directors of the Corporation or, as applicable, any committee thereof duly appointed to administer this Plan;

(f) "Change of Control" means the occurrence of any one or more of the following events:

(i) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction;

(ii) the consummation of a sale of all or substantially all of the assets of the Corporation, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Corporation which, when added to all other common shares of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Corporation; or

(v) the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation, or the election of a majority of directors to the Corporation's board who were not members of the Corporation's incumbent board immediately preceding such election;

(g) "Common Shares" means the common shares of the Corporation;

(h) "Corporation" means NexGen Energy Ltd. or any successor thereto;

(i) "Director" means a director of the Corporation or of an Affiliate;

(j) "Eligible Person" means, subject to all applicable laws, (i) in respect of any grant of Options by the Corporation, any Employee, Officer, Director or Service Provider (and includes any such person who is on leave of absence authorized by the Board or the board of directors of any Affiliate), and (ii) in respect of any assignment of Options by a person in (i), pursuant to Section 5.6(b), any Permitted Assign of such person, as the context requires;

(k) "Employee" means an individual who:

(i) is considered an employee of the Corporation or an Affiliate under the Income Tax Act (Canada), (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source),

(ii) works full-time for the Corporation or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source, or

103 Schedule B

(iii) works for the Corporation or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source;

(l) "Exchange" means the Toronto Stock Exchange;

(m) "Exercise Period" means the period during which a particular Option may be exercised and, subject to the provisions of this Plan, is the period from and including the Award Date through to and including the Expiry Date;

(n) "Exercise Price" means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(o) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(p) "Holding Entity" has the meaning set out in Section 2.22 of National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(q) "Insider" has the meaning given to it in the TSX Company Manual Part 1;

(r) "Market Price" means the closing market price on the Exchange on the trading day immediately preceding the Award Date;

(s) "Officer" means an Executive Officer of the Corporation or of an Affiliate;

(t) "Option" means an option to purchase Common Shares granted pursuant to this Plan;

(u) "Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares;

(v) "Participant" means an Eligible Person who has been granted an Option;

(w) "Permitted Assign" means, for an Employee, Officer or Director, as applicable, (i) a Holding Entity of such employee or officer, or (ii) a RRSP, RRIF or TFSA of such employee or officer;

(x) "Plan" means this Amended and Restated Stock Option Plan, as it may be amended from time to time; and

(y) "Service Provider", as set out in Section 613 of the TSX Company Manual, means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

1.2 Interpretation

References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

Article 2 - Establishment of Plan

2.1 Purpose

The purpose of this Plan is to advance the interests of the Corporation through the grant of Options by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation and its Affiliates;

(b) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

(c) attracting new Directors, Officers, Employees and Service Providers.

2.2 Shares Reserved

(a) The maximum aggregate number of Common Shares that may be reserved for issuance under this Plan at any time is 10% of the outstanding Common Shares at the time Common Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under Other Share Compensation Arrangements, unless this Plan is amended pursuant to the requirements of the Exchange. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be returned to this Plan and available for new Options granted under this Plan.

104 Schedule B

(b) Notwithstanding anything else provided herein, the number of Common Shares issuable to Insiders under this Plan and under Other Share Compensation Arrangements shall not exceed 10% of the Corporation's outstanding Common Shares nor shall the number of Common Shares issued to Insiders under this Plan and under other any Other Share Compensation Arrangements during any one-year period exceed 10% of the Corporation's outstanding Common Shares.

(c) If there is (i) a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, stock dividend, arrangement, amalgamation, merger or combination, or any other change to or event affecting the Common Shares; or (ii) any exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(iii) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(d) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(e) Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any transaction constituting a Change of Control (a "Proposed Transaction"), the Corporation may give written notice to all Participants advising them that, within 30 days after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options prior to closing of the Proposed Transaction. If the Proposed Transaction is not completed within a 180-day period commencing on the date of the notice, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a Participant gives notice that the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

(f) If a Change of Control occurs, all Options will become vested, whereupon such Options may be exercised in whole or in part by the Participant.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Article 3 - Administration of Plan

3.1 Administration

(a) The Board is responsible for the general administration of this Plan and the execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

105 Schedule B

(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation and all Participants.

(c) The Board shall have the power to delegate all or such portion of its powers and authority hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized.

3.2 Compliance with Legislation

The Corporation will not be required to issue any Common Shares under this Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which the Common Shares are listed. The Corporation will not in any event be obligated to take any action that would be in violation of any such laws, regulations, rules, orders or requirements.

3.3 Tax Withholding

The Corporation may withhold from any amount payable to an optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Corporation to comply with applicable requirements of any federal, provincial, local, or foreign law, or any administrative policy of any applicable tax authority, relating to withholding of tax or any other required deductions, in each case, resulting from the receipt of an Option, Common Shares or other property or cash pursuant to this Plan ("Withholding Obligations"). The Corporation may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such Withholding Obligations including, without limitation, requiring the optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such Withholding Obligations or (b) selling on the optionee's behalf, or requiring the optionee to sell, any Common Shares acquired by the optionee under this Plan, or retaining any amount which would otherwise be payable to the optionee in connection with any such sale. Each Participant agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation or any Affiliate of the Corporation if it is subsequently determined that any greater amount should have been withheld in respect of taxes or other statutory withholding.

Article 4 - Option Grants

4.1 Eligibility and Multiple Grants

Options may be granted hereunder to Eligible Persons from time to time by the Board. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Participant setting forth the number of Options granted, the term of the Option, any vesting terms and the Exercise Price. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

Article 5 - Option Terms

5.1 Exercise Price

The Exercise Price of an Option will be determined by the Board in its discretion, but will not be less than the Market Price.

5.2 Expiry Date

The term of an Option will be determined by the Board in its discretion, but will not exceed 10 years after the Award Date.

5.3 Extension of Option Terms Expiring During Blackout Period

Should the Expiry Date for an Option fall within a Blackout Period, or within nine business days following the expiration of a Blackout Period, such Expiry Date shall automatically be adjusted without any further act or formality to that day which is the tenth business day after the end of the Blackout Period, such tenth business day to be considered the Expiry Date for such Option for all purposes under this Plan.

106 Schedule B

5.4 Vesting

The Board shall determine the manner in which an Option shall vest and become exercisable.

5.5 Ceasing to be an Eligible Person

(a) If a Participant who is a Director, Officer, Employee or Service Provider is terminated for cause, which in respect of a Director shall be deemed to include:

(i) ceasing to meet the qualifications for a director prescribed by applicable corporate legislation, other than as a result of bankruptcy or mental incompetency, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation;

(ii) the delivery to that Director of a formal request for resignation signed by a majority of the Board following a material breach of fiduciary duty by that Director and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation:

(iii) ceasing to be a director by reason of a resolution to that effect passed by the shareholders of the Corporation pursuant to applicable corporate legislation, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 30 days after such termination for cause.

(b) If a Participant is prevented, by order or similar decision of the British Columbia Securities Commission or other regulatory authority having jurisdiction over the Corporation or its affairs, from holding an Option, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon the making of such order or similar decision.

(c) If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months after the date of the Participant's death. For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of this Section.

(d) If a Participant ceases to be an Eligible Person other than in the circumstances set out in subsection (a), (b) or (c) herein, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 90 days after such terminating event, always provided that the Board may allow for each Option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an Eligible Person as the Board in its discretion may determine is reasonable.

(e) If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

5.6 Non-Assignability

(a) Subject to Section 5.6(b), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant's legal representative after death of the Participant.

(b) Notwithstanding Section 5.6(a), Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign's legal representative after death of such Permitted Assign.

107 Schedule B

Article 6 - Exercise Procedure

6.1 Exercise Procedure

An Option may be exercised in whole or in part at any time or from time to time during the Exercise Period, and shall be deemed to be validly exercised by the Participant only upon the Participant's delivery to the Corporation of:

(a) a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(b) a certified cheque or bank draft made payable to the Corporation for the aggregate Exercise Price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable laws; and

(c) documents containing such representations, warranties, agreements and undertakings, including such as to the Participant's future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction.

The Corporation shall, within three business days of receipt of the notice of exercise and certified cheque or bank draft, direct its transfer agent to issue the appropriate number of Common Shares to the Participant.

6.2 Cashless Exercise

Notwithstanding Section 6.1, with the approval of the Board (which may be withheld entirely in the sole and unfettered discretion of the Board), a Participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Exercise Price due on such exercise (any such exercise, a "Cashless Exercise") by providing written notice of such election to the Corporation (a "Cashless Exercise Notice"). Upon actual receipt by the Corporation of a Cashless Exercise Notice from a Participant, the Corporation shall calculate and issue to such Participant that number of Common Shares as is determined by application of the following formula, after deduction of any Withholding Obligations:

X = [Y(A-B)]/A

Where:

X = the number of Common Shares to be issued to the Participant upon such Cashless Exercise Y = the number of Common Shares underlying the Option being exercised

A = the Market Price as of the date of receipt by the Corporation of such Cashless Exercise Notice, if greater than the Exercise Price

B = the Exercise Price of the Option being exercised

Upon a Cashless Exercise by a Participant pursuant to this Section 6.2, the number of Common Shares underlying the Option being exercised shall be deemed to have been issued and counted against the maximum number of authorized but unissued Common Shares available for issue under this Plan.

Article 7 - Amendment and Termination

7.1 Amendment, Modification and Termination

The Board reserves the right to amend, modify or terminate this Plan or any Option, at any time and from time to time, if and when it is considered advisable in the discretion of the Board. No such amendment, modification or termination shall in any manner adversely affect any Option previously granted to any Participant without the consent of such Participant.

7.2 Amendments by Board

Subject to Section 7.3, the Board may, at any time and from time to time, make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a) amendments of a "housekeeping" nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(b) amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange);

(c) amendments respecting the administration of this Plan;

(d) amendments to the vesting provisions of this Plan or any Option;

108 Schedule B

(e) amendments to the early termination provisions of this Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f) the addition of any form of financial assistance by the Corporation for the acquisition of Common Shares under this Plan, and the subsequent amendment of any such provisions;

(g) amendments to the cashless exercise feature in Section 6.2; and

(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange).

7.3 Amendments Requiring Shareholder Approval

The Board may not make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a) increase the maximum number of Common Shares issuable under this Plan, either as a fixed number or a fixed percentage;

(b) reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c) extend the term of any Option beyond the Expiry Date or allow for the Expiry Date to be greater than 10 years, except as currently permitted in connection with a Blackout Period;

(d) permit assignments or exercises of Options other than by the applicable Participant beyond what is permitted in Section 5.6(b);

(e) expand the definition of Eligible Person or otherwise alter the conditions of eligibility for participation in this Plan;

(f) amend the insider participation limit set forth in Section 2.2(b) of this Plan; or

(g) amend this Section 7.3.

7.4 Amendments Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Option may be exercised unless and until such approvals are obtained.

Article 8 - Miscellaneous

8.1 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of this Plan.

8.2 No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Participant's employment, with or without cause, at any time.

8.3 Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

8.4 Amendment and Restatement and Effective Date of Plan

This Plan will be effective on May 1, 2025 and as of such date will amend, restate and replace the existing incentive stock option plan of the Corporation dated June 6, 2019 (the "Existing Plan"). Upon this Plan becoming effective, all options outstanding under the Existing Plan shall continue as Options under this Plan.

109 Schedule B